[BARRICK logo]

SECOND QUARTER REPORT 2005 - JULY 28, 2005
Based on US GAAP and expressed in US dollars

Barrick Earns $53 Million ($0.10 per share) in Second Quarter
Higher Production and Lower Costs Expected for Second Half of Year

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Highlights
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o    Second-quarter 2005 net income was $53 million, or $0.10 per share, and cash flow from operations was $101 million, or $0.19 per share, compared to net income of $34 million, or $0.06 per share, and cash flow from operations of $108 million, or $0.20 per share, in the prior-year period. Second-quarter 2005 cash flow from operations was reduced by $15 million, or $0.03 per share, due to increases in supplies and ore stockpiles inventories at our new mines and projects.

o Second-quarter gold sales were 1.1 million ounces at a total cash cost of $243 per ounce(1). The Company remains on track with its original guidance to produce between 5.4 - 5.5 million ounces of gold for the year at an average total cash cost of about $225 per ounce(2). The second half of 2005 is expected to have higher production and lower cash costs with Lagunas Norte in operation and a stronger operating performance expected at Goldstrike.

o The Lagunas Norte mine achieved start-up during the quarter, ahead of the original third-quarter schedule and within its $340-million budget, and will be a significant contributor to the Company's gold production for the second half of 2005 and in the years to come.

o Significant progress continues to be made on the remaining development projects. Veladero is on schedule to commence production in the fourth quarter of this year and Cowal is expected to pour its first gold in the first quarter of 2006.

o During the quarter, the Company increased its investment in Highland and acquired an interest in Diamondex, which it subsequently increased in early July. Barrick currently holds 20% and 14% of the outstanding shares of Highland and Diamondex, respectively.

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(1) Total cash cost per ounce is defined as cost of sales divided by ounces sold.
(2) The Company's original guidance of $220-$230 per ounce restated for the impact of the new accounting policy for stripping costs and the inclusion of accretion expense.

Barrick Gold Corporation today reported earnings of $53 million ($0.10 per share) and operating cash flow of $101 million ($0.19 per share) for second quarter 2005 compared to earnings of $34 million ($0.06 per share) and operating cash flow of $108 million ($0.20 per share) in the year-earlier period.
         "Eighteen months ago we embarked on an aggressive growth program without comparison in the industry. As of today, two of the four new mines are in production, and we are substantially advanced on the other two," said Greg Wilkins, President and Chief Executive Officer. "The Company is now entering the phase of reaping benefits and delivering value to our shareholders."
         In second quarter 2005, earnings were favorably impacted by a $52-per-ounce higher realized gold price, and lower interest and amortization expense compared to the prior-year period, offset by lower gold sales volumes due to lower production levels and higher total cash costs. The Company's second-quarter 2005 earnings also included a number of special items, including a change in accounting policy for stripping


BARRICK SECOND QUARTER 2005                                        PRESS RELEASE
costs as described below, with a positive effect totaling $24 million post-tax ($0.05 per share), compared to a positive effect of $34 million in the prior-year quarter ($0.06 per share). See page 8 of Management's Discussion and Analysis for further details.
         Operating cash flow in second quarter 2005 was negatively impacted by $15 million due to an increase in supplies and ore stockpiles inventories at our new mines and development projects.
         During the second quarter, the Company adopted a new accounting pronouncement on stripping costs incurred during the production stage of a mine (EITF 04-6). As a result, second-quarter results include a $10-million post-tax ($0.02 per share) credit in earnings and $6 per ounce reduction in total cash costs statistics. For the first half of 2005, there was a $19-million post-tax ($0.04 per share) credit to earnings, and lower total cash costs statistics of $8 per ounce. In accordance with EITF 04-6, cost of sales and related total cash costs per ounce statistics for 2004 and prior periods have not been restated and are therefore not comparable to current-year results and statistics. The Company expects the impact of this new policy to reduce cost of sales and therefore total cash costs statistics by approximately $8 per ounce for the full year 2005. See page 18 of Management's Discussion and Analysis for further details.
         Furthermore, the Company has commenced including accretion expense in its definition of total cash costs per ounce which had the effect of increasing reported total cash costs statistics by $3 per ounce in the second quarter, year-to-date and for all comparable periods in 2004. This change was made to conform total cash cost statistics more closely with US GAAP. The expected impact of this change is to increase total cash costs by $3 per ounce for the full year in 2005. The Company expects total cash costs to be about $225 per ounce, at the top end of original guidance for the year, after adjusting for these net accounting changes of about $5 per ounce.


PRODUCTION AND COSTS
In second quarter 2005, Barrick produced 1.2 million ounces of gold and sold 1.1 million ounces at a total cash cost of $243 per ounce, compared to 1.3 million ounces produced and 1.2 million ounces sold at a total cash cost of $209 per ounce for the prior-year quarter. As previously announced, the second half of 2005 is expected to have higher production and lower cash costs than the first half, with Lagunas Norte now in production, Veladero expected to come on stream in the fourth quarter and a stronger operating performance expected at Goldstrike. The Company is on track with its original guidance to produce 5.4 -
5.5 million ounces of gold for the year at a total cash cost of about $225 per ounce, but remains subject to increasing cost pressures affecting the entire industry.
         The North American region saw a decline in production over the first quarter 2005 at higher total cash costs, due in part to scheduled roaster downtime at Goldstrike in the second quarter 2005 and the mining of lower-grade ore at both the Goldstrike open pit and underground. In both cases, production is expected to increase in the second half of 2005 as higher-grade areas are mined.
         The South American region had a solid production quarter, with second quarter production higher than the first quarter 2005 due to Lagunas Norte commencing operations in mid-June 2005. Pierina is expected to exceed its full-year production target and meet its total cash cost per ounce guidance target, as it sequences into higher-grade areas of the pit.
         The Australian/African region's production in the second quarter was slightly higher than the first quarter 2005. Despite lower production at Plutonic due to the cessation of open-pit mining and lower grades from the underground Timor area, and high total cash costs at Bulyanhulu, the region is expected to meet its full-year guidance as a result of a stronger performance from Kalgoorlie.

BARRICK SECOND QUARTER 2005            2                           PRESS RELEASE

GOLD HEDGE POSITION UPDATE
Barrick reduced its gold hedge commitments by a further 200,000 ounces in the quarter, bringing the Corporate Gold Sales Contracts position down to 6.6 million committed ounces, or 9% of year-end reserves excluding Pascua-Lama.


DEVELOPMENT PROJECTS UPDATE
On June 16, 2005 Lagunas Norte poured its first gold and went into production. This project was built in 15 months, ahead of schedule and within budget. In the last two weeks of June, it produced over 41,000 ounces of gold at a total cash cost of $116 per ounce, and is forecast to produce 550,000 ounces of gold in 2005 at total cash costs of $100-$110 per ounce, after reflecting the change in accounting policy on stripping costs. This new mine is the largest grassroots discovery in the industry in the last decade, and will be a key driver of the Company's growth in 2005, and in the years to come.
         At Veladero in the Frontera district in Argentina, progress continues with overall mine development over 90% complete. Production is expected to commence in fourth quarter 2005.
         The Company's Cowal project in Australia is progressing well. Engineering is 95% complete, mine development earthworks are well advanced, and prestrip activities are progressing well. Production is expected to commence in the first quarter 2006.
         At the East Archimedes project located at the Ruby Hill mine site in Nevada, steady progress continues. Permitting approvals are expected by the end of the year. The first gold pour is targeted for mid-2007.
         At the Pascua-Lama project in Chile/Argentina, work continues on community and government relations, permitting, protocol implementation and tax stability. While approvals for the environmental impact assessments and resolution of fiscal/tax matters are targeted for the end of 2005, timing of the receipt is largely beyond the Company's control. The Company reached an agreement with important stakeholders in the Huasco Valley of Chile's Region
III. The protocol agreement proposes a joint board with the Water Users Cooperative to administer and invest in water management and infrastructure projects over the operating mine life.
         At the Nevada power plant, building erection was completed and the first ten generator sets were received by mid-July. The plant is expected to commence operation in fourth quarter 2005.

EXPLORATION UPDATE
During the quarter, Barrick had drill programs underway on 24 properties(3). Early-stage exploration was carried out in all regions during the quarter and is helping to identify areas for follow up and drilling later in the year.
         In the Frontera district in South America, exploration drilling stopped at the end of May due to the onset of winter conditions. Additional fieldwork, including extensive mapping, geochemical sampling and geophysics, was carried out in the quarter and has helped define and prioritize additional areas for follow up. The drilling and field programs will resume in September.
         A drill program testing for mineralization beyond the currently defined resource continues at Buzwagi in Tanzania with positive results that confirm the potential for the project. Engineering studies are ongoing with the objective of bringing the project to pre-feasibility by the end of the year.

                                      * * *

Barrick is building a new generation of mines around the globe and has the lowest total cash costs among the major gold producers. Its vision is to be the world's best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner. Barrick's shares are traded on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

-----------------
(3) Barrick's exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration and Corporate Development of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick's material properties, see Barrick's most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.

BARRICK SECOND QUARTER 2005            3                           PRESS RELEASE

Key Statistics

                                                                   Three months ended              Six months ended
(in United States dollars)                                                    June 30                       June 30
                                                             ------------------------         ---------------------
(Unaudited)                                                       2005           2004           2005           2004
-------------------------------------------------------------------------------------         ---------------------
Operating Results
Gold production (thousands of ounces)(3)                         1,156          1,279          2,291          2,558
Gold sold (thousands of ounces)                                  1,085          1,222          2,214          2,469

Per Ounce Data
     Average spot gold price                                     $ 427          $ 393          $ 427          $ 401
     Average realized gold price                                   424            372            426            377
     Total cash costs(1)                                           243            217            242            209
     Amortization(4)                                                81             88             79             90
     Total production costs                                        324            305            321            299
-------------------------------------------------------------------------------------         ---------------------

Financial Results (millions)
Gold sales                                                       $ 463          $ 454          $ 947          $ 931
Net income                                                          53             34            113             60
Operating cash flow                                                101            108            225            234

Per Share Data (dollars)
     Net income (basic and diluted)                               0.10           0.06           0.21           0.11
     Operating cash flow                                          0.19           0.20           0.42           0.44
Weighted average common shares outstanding (millions)(2)           535            534            535            535
-------------------------------------------------------------------------------------         ---------------------

                                                                 As at          As at
                                                              June 30,   December 31,
                                                             ------------------------
                                                                  2005           2004
-------------------------------------------------------------------------------------
Financial Position (millions)
Cash and equivalents                                            $1,131        $ 1,398
Non-cash working capital                                           249            141
Long-term debt                                                   1,774          1,655
Shareholders' equity                                             3,632          3,576
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

(1) Represents cost of goods sold plus royalties, production taxes and accretion expense, less by-product revenues, divided by ounces of gold sold.
(2) Fully diluted, includes shares issuable upon exchange of BGI (Barrick Gold Inc.) exchangeable shares.
(3) Excludes equity ounces in Highland Gold.
(4) Represents amortization expense at the Company's producing mines divided by ounces of gold sold.

BARRICK SECOND QUARTER 2005             4                    SUMMARY INFORMATION

Production and Cost Summary

                                        Production (attributable ounces)               Total Cash Costs (US$/oz)(1)
                              ------------------------------------------  -----------------------------------------
                                Three months ended      Six months ended   Three months ended      Six months ended
                                          June 30,              June 30,             June 30,              June 30,
                              --------------------   -------------------  -------------------   -------------------
(Unaudited)                        2005       2004       2005       2004       2005      2004       2005       2004
--------------------------------------------------   -------------------  -------------------   -------------------
North America
     Open Pit                   257,110    334,584    543,848    652,111     $  295     $ 254      $ 281      $ 261
     Underground                133,680    133,450    279,044    287,497        289       262        288        258
--------------------------------------------------   -------------------  -------------------   -------------------
     Goldstrike Property
     Total                      390,790    468,034    822,892    939,608        293       256        284        260
     Eskay Creek                 51,322     90,732    106,127    156,405         42        68         52         32
     Round Mountain (50%)        99,160     98,102    193,058    191,598        218       218        231        215
     Hemlo (50%)                 58,162     66,367    120,517    127,509        297       238        280        233
     Holt-McDermott(2)                -     20,620          -     39,429          -       204          -        224
     Marigold (33%)              20,559     11,094     34,668     19,696        184       160        201        200
--------------------------------------------------   -------------------  -------------------   -------------------
                                619,993    754,949  1,277,262  1,474,245        257       224        254        225
--------------------------------------------------   -------------------  -------------------   -------------------
South America
     Pierina                    155,206    186,831    301,189    418,729        141       109        131         96
     Lagunas Norte               41,333          -     41,333          -        116         -        116          -
--------------------------------------------------   -------------------  -------------------   -------------------
                                196,539    186,831    342,522    418,729        138       109        130         96
--------------------------------------------------   -------------------  -------------------   -------------------
Australia/Africa
     Plutonic                    63,824     75,497    134,242    158,345        276       231        259        211
     Darlot                      27,939     35,894     55,359     70,144        331       197        292        203
     Lawlers                     29,665     26,245     60,898     52,863        285       253        278        244
     Kalgoorlie (50%)           112,137    103,116    236,660    205,328        214       239        213        231
--------------------------------------------------   -------------------  -------------------   -------------------
                                233,565    240,752    487,159    486,680        257       232        244         22
     Bulyanhulu                  83,754     96,938    157,128    177,956        372       344        363        311
     Tulawaka (70%)              22,147          -     26,701          -        267         -        267          -
--------------------------------------------------   -------------------  -------------------   -------------------
                                339,466    337,690    670,988    664,636        279       260        272        243
--------------------------------------------------   -------------------  -------------------   -------------------
Total                         1,155,998  1,279,470  2,290,772  2,557,610        243       217        242        209
--------------------------------------------------   -------------------  -------------------   -------------------
Highland equity portion           3,000      5,000     12,000     10,000        323       212        268        202
--------------------------------------------------   -------------------  -------------------   -------------------
                              1,158,998  1,284,470  2,302,772  2,567,610     $  243     $ 217      $ 242      $ 209
--------------------------------------------------   -------------------  -------------------   -------------------


                                                                                     Total Production Costs (US$/oz)
                                                                        --------------------------------------------
                                                                            Three months ended      Six months ended
                                                                                      June 30,              June 30,
                                                                        ----------------------  --------------------
(Unaudited)                                                                    2005       2004       2005       2004
----------------------------------------------------------------------------------------------  --------------------
     Direct mining costs at market foreign exchange rates                     $ 286      $ 242      $ 279      $ 240
     Gains realized on currency and commodity hedge contracts                  (25)       (16)       (24)       (20)
     By-product credits                                                        (35)       (29)       (30)       (28)
--------------------------------------------------------------------------------------------------------------------
Cash operating costs                                                            226        197        225        192
     Royalties                                                                   12         10         12         10
     Production taxes                                                             2          2          2          2
     Accretion and other costs                                                    3          8          3          5
--------------------------------------------------------------------------------------------------------------------
Total cash costs                                                                243        217        242        209
     Amortization                                                                81         88         79         90
--------------------------------------------------------------------------------------------------------------------
Total production costs                                                        $ 324      $ 305      $ 321      $ 299
--------------------------------------------------------------------------------------------------------------------

(1) Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs. Refer to pages 18 and 19 for further details.
(2) Holt-McDermott ceased production in fourth quarter 2004.

BARRICK SECOND QUARTER 2005             5                    SUMMARY INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

This portion of the Quarterly Report provides management's discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six month periods ended June 30, 2005, in comparison to the corresponding prior-year periods. This MD&A has been prepared as of July 21, 2005. This MD&A is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto, prepared in accordance with US generally accepted accounting principles ("US GAAP"), for the three and six month periods ended June 30, 2005 (collectively, the "Financial Statements"), which are included in this Quarterly Report on pages 21 to 38. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2004, the related annual MD&A included in the 2004 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing this MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Barrick Gold Corporation's shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if it would significantly alter the total mix of information available to investors. Materiality is evaluated by reference to all relevant circumstances, including potential market sensitivity.

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CONTENTS

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Executive Summary                                                       6
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Key Economic Trends                                                     7
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Results                                                                 8
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     Overview of 2005 versus 2004                                       8
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     Consolidated Gold Production and Sales                             9
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     Results of Operating Segments                                      9
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     Other Costs and Expenses                                          13
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     Cash Flow                                                         15
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     Balance Sheet                                                     16
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     Quarterly Information                                             17
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Off-Balance Sheet Arrangements                                         17
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Critical Accounting Policies and Estimates                             18
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EXECUTIVE SUMMARY In second quarter 2005 we produced 1.2 million ounces of gold and sold 1.1 million ounces at a total cash cost of $243 per ounce(1). We are on track with our original guidance to produce between 5.4-5.5 million ounces of gold for the year at an average total cash cost of about $225 per ounce(2). The second half of 2005 is expected to have higher production and lower cash costs with Lagunas Norte in operation and a stronger operating performance expected at Goldstrike.

(1) Total cash cost per ounce is defined as cost of sales divided by ounces sold.
(2) The Company's original guidance of $220-$230 per ounce restated for the impact of the new accounting policy for stripping costs and the inclusion of accretion expense.

During the second quarter, we adopted a new accounting pronouncement on stripping costs incurred during the production stage of a mine (EITF 04-6). The new accounting rules require the actual stripping costs incurred each period be reflected in the cost of ore mined for the same period, and will likely lead to greater period-to-period volatility in total cash costs. Previously, stripping costs were deferred and amortized based on a life-of-mine stripping ratio that smoothed the costs over time. As a result of the implementation of the new policy, second-quarter results include a $6-million ($4-million earnings increase or $0.01 earnings per share increase) reduction in cost of sales, or $6 per ounce lower total cash costs, and an additional $6-million ($0.01 earnings per share increase) post-tax credit in earnings to reflect the cumulative effect of the policy for periods prior to January 1, 2005. The cumulative effect adjustment has not impacted second quarter total cash costs. For the first half of 2005, cost of sales was reduced by $18 million ($0.02 earnings per share increase), or $8 per ounce lower total cash costs. In accordance with the transition rules for EITF 04-6, cost of sales and related total cash costs per ounce statistics for 2004 and prior periods have not been restated and are therefore not comparable to current-year results and statistics. The impact of EITF 04-6 on our balance sheet was a decrease in capitalized mining costs of $226 million; and an increase in inventories, mainly ore in stockpiles, of $232 million as the new method of accounting results in the costs incurred being included in inventory rather than as a separate asset on the balance sheet. We expect the impact of this new policy to reduce cost of sales and therefore total cash costs statistics by approximately $8 per ounce for the full year 2005. Furthermore, we have commenced including accretion expense in our definition of total cash costs per ounce which had the effect of increasing reported total cash costs statistics by $3 per ounce in the second quarter, year-to-date and for all comparable periods in 2004. This change was made to conform the statistics more closely with US GAAP, and is consistent with changes made by other senior gold producers. The expected

BARRICK SECOND QUARTER 2005            6    MANAGEMENT'S DISCUSSION AND ANALYSIS
impact of this change is to increase total cash costs by $3 per ounce for the full year in 2005. We expect total cash costs to be about $225 per ounce, at the top end of the original guidance for the year, after adjusting for these two changes that net to about $5 per ounce.

Earnings of $53 million in second quarter ($0.10 earnings per share) were 56% higher than second quarter 2004. We generated operating cash flow of $101 million ($0.19 per share) in second quarter 2005. Operating cash flow was negatively impacted in second quarter 2005 by a $15-million increase in mine operating supplies and ore in stockpiles at our development projects and new mines.

We continue to make significant progress on the development of our new generation of mines. The Lagunas Norte mine in Peru was completed within budget and made its first gold pour in mid-June 2005, ahead of schedule. At Veladero in Argentina, we are on track to commence production in fourth quarter 2005. Lagunas Norte and Pierina are expected to contribute to higher production and lower total cash costs per ounce in the second half of 2005. At our fourth new mine, Cowal in Australia, production is expected to commence in the first quarter 2006. We continued work on advancing our two other projects in development, Pascua-Lama in Chile/Argentina and East Archimedes in Nevada. Although the approvals of the Pascua-Lama environmental impact assessments are targeted by year-end 2005, the timing of the receipt of these approvals, as well as resolution of some other external issues, is largely beyond our control.


KEY ECONOMIC TRENDS
The MD&A included in our 2004 Annual Report contained a discussion of the key economic trends that affect our business and how they impact our financial statements. In this interim MD&A, we have included an update to reflect any significant changes in those trends since the preparation of the 2004 Annual MD&A.

Gold Prices
The gold price ranged from $415 to $441 per ounce during second quarter 2005 with an average market gold price of $427 per ounce. We sold the majority of our production at market gold prices, with 0.1 million ounces of production delivered into existing fixed-price gold sales contracts for an opportunity cost of $4 million, resulting in an average realized selling price of $424 per ounce. We view the outlook for market gold prices to be positive.

Silver Prices
With an average market price of $7.15 per ounce during second quarter 2005, silver prices continue to be strong in 2005. Higher silver prices help to reduce total cash costs per ounce of gold as silver sales are recorded as a by-product credit.

Currency Exchange Rates
At the end of second quarter 2005, through our currency hedge position, we have protected local currency-based expenditures for approximately the next three years at average exchange rates that are more favorable than current market rates. The average rates for currency contracts designated against operating costs over the next three years are $0.66 for Australian dollar contracts and $0.73 for Canadian dollar contracts. Further details of our currency hedge position are included in note 13 to the Financial Statements.

Energy Prices
Diesel Fuel
Crude oil prices rose from $55 per barrel at the end of the first quarter 2005 to $57 per barrel at the end of the second quarter 2005. To help control costs, we have a fuel hedge position totaling 2.3 million barrels, representing approximately 40% of our estimated future diesel fuel consumption over the next three years, with an average cap price of $42 per barrel and participation to an average floor price of $29 per barrel on almost a quarter of the position.

Electricity
Electricity prices continue to rise in 2005 as a result of diesel fuel and natural gas price increases as well as the increasing demand for electricity. To partially mitigate rising electricity costs, we are building a 115-megawatt natural gas-fired power plant that will supply our Goldstrike mine from fourth quarter 2005 onwards.

Other Inflationary Cost Pressures
The mining industry has been experiencing significant inflationary cost pressures and supply constraints for certain items such as tires. Prices for tires and oil-related consumables have risen significantly over the past few quarters and continue to rise, mainly impacting mining costs. We are focusing on supply chain management and continuous improvement initiatives to mitigate the impact of constraints on supply and higher prices, but if these issues persist they could potentially impact our production and total cash costs per ounce statistics. Labor costs in Australia are higher in 2005 when compared to 2004, as a result of a supply shortage of skilled labor, which has been impacting costs at our Australian mines.

US Dollar Interest Rates
Over the first six months of 2005, short-term US interest rates have risen, while long-term rates (10-30 years) have

BARRICK SECOND QUARTER 2005            7    MANAGEMENT'S DISCUSSION AND ANALYSIS
declined, although rates remain at relatively low levels. In periods of higher interest rates, we earn higher interest income on cash balances and expect higher forward selling prices under our gold sales contracts. A significant portion of our long-term debt has fixed interest rates and therefore interest expense has not historically been materially affected by changing interest rates.

RESULTS
Selected Quarterly Information

--------------------------------------------------------------------------------
                                             Three months             Six months
($ millions, except per share and           ended June 30          ended June 30
per ounce data in dollars)                2005       2004       2005        2004
--------------------------------------------------------------------------------
Gold production (`000s oz)(3)            1,156      1,279      2,291       2,558
--------------------------------------------------------------------------------
Gold sales
     `000s oz                            1,085      1,222      2,214       2,469
     $ millions                          $ 463      $ 454      $ 947       $ 931
--------------------------------------------------------------------------------
Market gold price(1)                       427        393        427         401
--------------------------------------------------------------------------------
Realized gold price(1)                     424        372        426         377
--------------------------------------------------------------------------------
Total cash costs(1,2)                      243        217        242         209
--------------------------------------------------------------------------------
Amortization(1)                             81         88         79          90
--------------------------------------------------------------------------------
Net income                                  53         34        113          60
--------------------------------------------------------------------------------
Net income per share -
     basic and diluted                    0.10       0.06       0.21        0.11
--------------------------------------------------------------------------------
Cash inflow (outflow)
--------------------------------------------------------------------------------
     Operating activities                  101        108        225         234
--------------------------------------------------------------------------------
     Capital expenditures                (270)      (189)      (512)       (318)
--------------------------------------------------------------------------------
     Other investing activities           (53)        (5)       (78)        (40)
--------------------------------------------------------------------------------
     Financing activities                 $ 25     $ (73)      $ 101     $ (155)
--------------------------------------------------------------------------------

(1) Per ounce weighted average.
(2) Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs. Refer to page 18 for further details.
(3) Excludes equity ounces from Highland.


OVERVIEW OF SECOND QUARTER 2005 VERSUS
SECOND QUARTER 2004
Earnings
Earnings in second quarter 2005 were $19 million higher than second quarter 2004. The main trends were higher realized gold sales prices ($56 million), lower amortization rates per ounce ($8 million) and lower interest expense ($3 million) partially offset by higher total cash costs per ounce ($28 million) and lower ounces sold ($8 million). These trends similarly affected results for the first six months of 2005, contributing to higher earnings compared to the same period in 2004.

Earnings in second quarter 2005 reflected various special items that combined had a positive effect of $24 million post-tax, compared with 2004 when similar items had a positive effect of $34 million post-tax. The items in second quarter 2005 mainly included a $15-million accounting gain recorded on closing of the Kabanga transaction as a result of a dilution of Barrick's ownership in Kabanga; $10 million post-tax for the effect of adopting a new accounting rule for stripping costs; a $4-million post-tax non-hedge derivative gain; and revisions to cost estimates that caused a $4-million post-tax increase in asset retirement obligations at closed mines. In the first six months of 2005, special items also included a $9-million gain on investments caused by the sale of investments in a deferred compensation plan upon change of the plan trustee. In the first six months of 2004, the main special item was a $30-million deferred tax credit related to a change in the Australian tax regime.

Special Items - Effect on earnings increase (decrease)

----------------------------------------------------------------------------------------------------------------------
                                        Three month period ended June 30,         Six month period ended June 30,
($ millions)                                2005                 2004                 2005                2004
                                      Pre-Tax  Post-Tax    Pre-Tax  Post-Tax    Pre-Tax  Post-Tax   Pre-Tax   Post-Tax
----------------------------------------------------------------------------------------------------------------------
Non-hedge derivative gains (losses)       $ 3       $ 4        $ 6       $ 4        $ 9       $ 7     $ (9)      $ (6)
----------------------------------------------------------------------------------------------------------------------
Gains on investment sales                   -         -          -         -          9         8         2          1
----------------------------------------------------------------------------------------------------------------------
Gains on asset sales                        -         -          1         1          1         1         3          2
----------------------------------------------------------------------------------------------------------------------
Gain on Kabanga transaction                15        15          -         -         15        15         -          -
----------------------------------------------------------------------------------------------------------------------
Foreign currency translation gains
   (losses)                               (1)       (1)        (1)       (1)        (5)       (4)         1          1
----------------------------------------------------------------------------------------------------------------------
Deferred stripping accounting changes
----------------------------------------------------------------------------------------------------------------------
   Cumulative effect                        6         6          -         -          6         6         -          -
----------------------------------------------------------------------------------------------------------------------
   Impact on the period compared to
     previous policy                        6         4          -         -         18        13         -          -
----------------------------------------------------------------------------------------------------------------------
Changes in AROs at closed mines           (5)       (4)          -         -        (5)       (4)         -          -
----------------------------------------------------------------------------------------------------------------------
Income tax credits                          -         -          -        30          -         -         -         30
----------------------------------------------------------------------------------------------------------------------
Total                                    $ 24      $ 24        $ 6      $ 34       $ 48      $ 42     $ (3)       $ 28
----------------------------------------------------------------------------------------------------------------------

BARRICK SECOND QUARTER 2005            8    MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Flow
Our cash position decreased by $267 million compared to year-end 2004. We generated $101 million of operating cash flow in second quarter 2005, $7 million lower than in second quarter 2004, mainly because of lower gold sales volumes and increases in working capital at our development projects to support the start-up of production. Capital expenditures were $270 million, $81 million higher than in second quarter 2004 mainly due to the levels of construction activity at our development projects, and we spent $55 million on investments including Highland Gold and Diamondex Resources. We received $89 million on the drawdown of cash from financing facilities used to fund construction at our development projects, and we paid $59 million in dividends in second quarter 2005.

CONSOLIDATED GOLD PRODUCTION AND SALES
Gold production in second quarter 2005 was 0.1 million ounces lower than in second quarter 2004 primarily as a result of lower throughput levels at Goldstrike open pit and Eskay Creek and mining of lower-grade ore at Goldstrike open pit and Eskay Creek, partly offset by the commencement of production at Lagunas Norte and Tulawaka. Ounces sold decreased by 0.1 million ounces compared to second quarter 2004, consistent with the lower production levels. In the first six months of 2005, ounces produced decreased by 0.3 million ounces and ounces sold decreased by 0.3 million ounces for similar reasons as the changes in second quarter 2005.

Consolidated total cash costs per ounce

--------------------------------------------------------------------------------
                                Three month period              Six month period
                                    ended June 30,                ended June 30,
(in dollars per ounce)        2005            2004           2005           2004
--------------------------------------------------------------------------------
Cost of goods sold(1,2)      $ 286           $ 242          $ 279          $ 240
--------------------------------------------------------------------------------
Currency and
   commodity hedge
     gains                    (25)            (16)           (24)           (20)
--------------------------------------------------------------------------------
By-product credits            (35)            (29)           (30)           (28)
--------------------------------------------------------------------------------
Royalties/mining taxes          14              12             14             12
--------------------------------------------------------------------------------
Accretion and other
   costs                         3               8              3              5
--------------------------------------------------------------------------------
Total cash costs             $ 243           $ 217          $ 242          $ 209
--------------------------------------------------------------------------------

(1) At market currency exchange rates.
(2) Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs. Refer to page 18 for further details.

Total cash costs per ounce in second quarter 2005 were higher than in second quarter 2004, primarily because of lower production, the mining of lower-grade ore, and increases in the cost of input consumables, partly offset by higher silver by-product credits. In the second half of 2005, production is expected to increase and total cash costs per ounce to decrease, as our lower-cost Lagunas Norte and Pierina mines contribute gold production as well as higher mining rates and ore grades at Goldstrike open pit.

We realized an average selling price of $424 per ounce for our gold production in second quarter 2005. In second quarter 2005, we sold substantially all of our production at market prices, and we delivered 0.1 million ounces of production into fixed-price gold sales contracts. The price realized in second quarter 2005 was $52 per ounce higher than second quarter 2004, reflecting $34 per ounce higher market gold prices and fewer deliveries into fixed-price gold sales contracts. The price realized for gold sales in 2005 will depend upon market conditions and the selling prices of any gold sales contracts into which we voluntarily deliver, which could be below prevailing spot market prices.


RESULTS OF OPERATING SEGMENTS
In our Financial Statements, we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment operating costs and amortization of segment property, plant and equipment. Our segments mainly include producing mines and development projects. We monitor segment operating costs using "total cash costs per ounce" statistics that represent segment cost of sales divided by ounces of gold sold in each period. The discussion of results for producing mines focuses on this statistic in explaining changes in segment operating costs, and should be read in conjunction with the mine statistics presented on pages 39 to 42. Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs. Refer to page 18 for further details.


NORTH AMERICA
In second quarter 2005, the region produced 619,993 ounces at total cash costs of $257 per ounce, compared to production of 754,949 ounces at total cash costs of $224 per ounce in second quarter 2004. The lower gold production in 2005 was mainly due to lower throughput and ore grades at both the Goldstrike open pit and at Eskay Creek, which also resulted in higher total cash costs per ounce. Also in 2005, higher power and fuel costs were partly offset by higher silver by-product credits. The higher power costs were mainly due to increases in the price of natural gas and increasing demand for electricity. Power costs are expected to benefit, starting in fourth quarter 2005, from the start-up of a Barrick-owned power plant for Goldstrike. Higher fuel costs reflect the rise in the market price for oil, which we have partly mitigated through our fuel hedge position. Results for the first six months of 2005 in North America were affected by similar factors. The region is expected to meet its full-year total cash costs


BARRICK SECOND QUARTER 2005            9    MANAGEMENT'S DISCUSSION AND ANALYSIS
and production guidance. We expect increases in Goldstrike underground total cash costs guidance for 2005 to be offset by a decrease in the total cash costs guidance for Eskay Creek.

Goldstrike Open Pit, United States
Above average rainfall in the first half of 2005 led to a temporary lower mining rate in the first half of 2005. By the beginning of third quarter 2005, mining rates are expected to be back up to previously-expected levels. These factors, combined with lower processing rates at the roaster, due to scheduled downtime for maintenance, and harder ore encountered in 2005, caused the quantity of tons mined and processed to be lower than in 2004.

Lower mining rates resulted in a temporary delay in completing the ninth west layback, which caused us to mine in different areas of the pit than planned and also process some lower-grade stockpiled ore. Consequently, the grade of ore mined and processed in 2005 was lower than in 2004. In the second half of the year we expect mining rates, as well as the average grade of ore mined and processed, to increase with higher production, resulting in lower total cash costs per ounce than in the first half of the year.

We incurred higher maintenance costs at the roaster as well as higher power and fuel costs. The impact of higher costs, combined with lower gold production and lower-than-expected toll milling volumes, partly offset by the impact of the effect of a change in accounting for stripping costs, led to higher total cash costs per ounce in the first half of 2005 compared to 2004.

Goldstrike Underground, United States
In 2005, stope tonnages were lower due to a plugged backfill raise, partly mitigated by a reallocation of resources to drift-and-fill mining. Although mining rates were lower in second quarter 2005, tons processed were higher as we processed some stockpiled ore to compensate for temporary lower mining and processing rates. Overall, in the first half of 2005, tons mined and processed were lower than the first half of 2004 as incremental ore was mined at Rodeo in 2004.

The allocation of resources to drift-and-fill mining, combined with difficult ground conditions and lower availability of critical equipment, led to lower levels of underground development in 2005 than in 2004. Consequently a greater proportion of costs in 2005 were allocated to mining operations, rather than capitalized to underground development. Higher costs were also incurred for ground support due to higher steel and freight costs, as well as higher backfill tons leading to increased consumption of fly ash. The mine also experienced higher power and fuel costs for the same reasons as the open pit. Combined, these factors caused total cash costs per ounce in the first half of 2005 to exceed 2004. Goldstrike underground's full-year guidance for total cash costs has been revised upwards to $275-$285 per ounce.

Reserve increases at the end of 2004 resulted in lower amortization rates and a lower amortization expense.

Eskay Creek, Canada
Stope sequencing changes and lower availability of ore led to a fall in mining rates in 2005. Ore grades were lower and resulted in reduced recovery rates. Combined, these factors resulted in a fall in gold production in the first half of 2005, compared with 2004.

The mine is experiencing higher fuel, power and smelter costs in 2005, which were more than offset by higher silver by-product credits, due to higher silver content in the ore processed and higher silver prices, and overall resulted in lower total cash costs per ounce in 2005. Eskay Creek's full-year guidance for total cash costs has been revised slightly downwards to an average total cash cost of $110-$120 per ounce. Eskay Creek is expected to meet its full-year production guidance.

Lower production levels in second quarter 2005, combined with the reduction in book values of property, plant and equipment at the end of 2004, after recording an impairment charge, led to lower amortization in the first half of 2005.

Power Plant for Goldstrike, United States
The construction of a 115-megawatt natural gas-fired power plant in Nevada to supply our Goldstrike mine is on schedule, with the plant expected to commence operations in fourth quarter 2005. Project highlights include:
o    Construction costs of $25 million were incurred in second quarter.
o    All engineering work is essentially complete.
o First ten power generator sets were in place by mid-July. We expect to receive the rest of generators in third quarter 2005.
o Gas transmission and pressure reduction pipeline system was completed and construction of the secondary pressure reduction station for the fuel gas commenced in second quarter 2005.
o    Building erection was completed in May.
o Plant Operating and Maintenance contract was awarded and the related workforce is being mobilized.


BARRICK SECOND QUARTER 2005           10    MANAGEMENT'S DISCUSSION AND ANALYSIS

Round Mountain (50% owned), United States
Higher quantities of material were placed on the pad in 2004 than in 2005. Tons processed each period do not necessarily correlate to the ounces produced in the period as there is a time delay between placing tons on the leach pad and pouring ounces.

Higher fuel and power costs, higher royalties and the effect of the change in accounting for stripping costs resulted in higher total cash costs per ounce in the first half of 2005 versus 2004.

East Archimedes, United States
The East Archimedes project remains on schedule with production expected to commence by mid-2007. Project highlights include:
o    Construction costs of $11 million were incurred in second quarter 2005.
o Preparations in progress included the setup of equipment, workforce recruitment and construction of the dewatering system.
o    Permits are targeted to be received by the end of 2005.


SOUTH AMERICA
In second quarter 2005 the region produced 196,539 ounces at cash costs of $138 per ounce, compared to production of 186,831 ounces at total cash costs of $109 per ounce in second quarter 2004. Lagunas Norte achieved production start-up ahead of schedule in mid-June 2005, and Veladero is expected to begin production in the fourth quarter. We expect Lagunas Norte and Pierina to make a significant contribution to the region's results in the second half of 2005. The region is expected to exceed its full-year production guidance, and its full-year total cash cost guidance has been revised upwards to $115-$125 per ounce in 2005.

Pierina, Peru
In 2005, the mine achieved higher throughput levels following productivity improvements at the crusher. While mining occurred in lower-grade areas in first quarter 2005, in second quarter 2005 we were able to mine in higher-grade areas.

The mine experienced higher maintenance, power and fuel costs in 2005, partly offset by higher silver by-product credits. Combined with the lower gold production levels and the impact of the change in accounting for stripping costs, these cost pressures led to higher total cash costs per ounce in the first half of 2005. Pierina's full-year guidance for production has been revised upwards as the mine sequences into higher-grade areas of the pit. We now expect to produce between 635,000 to 645,000 ounces in 2005.

Lower gold production levels and increases in reserves at the end of 2004 resulted in a lower amortization expense in 2005.

Lagunas Norte, Peru
At Lagunas Norte, the mine was completed on budget and production start-up was achieved during the quarter, ahead of the original third-quarter schedule. Second quarter 2005 results included the sale of 27,000 ounces at total cash costs of $116 per ounce. Lagunas Norte is expected to be a significant low total cash cost contributor to our gold production in the second half of 2005 and in the years to come. The segment loss in 2004 relates to the expensing of development costs until May 1, 2004.

Veladero, Argentina
The Veladero project is on schedule to commence gold production in fourth quarter 2005. Project highlights include:
o Construction costs of $66 million were incurred in second quarter 2005 and construction at the project is about 90% complete.
o Industry-wide cost inflation has been impacting costs, and we have been taking steps to mitigate cost increases where possible. Veladero's full-year guidance for total cash costs has been revised upwards to $230-$240 per ounce in 2005 on forecast production of 50,000 to 55,000 ounces.
o The primary and secondary crushers are 95% complete. Testing of a primary crusher commenced in June 2005.
o Process plant steel erection, exterior architectural finishes and equipment installation are substantially complete.
o Ten power generators were installed, with five of the generators operating and providing power in preparation for plant commissioning.
o Phase 1 of the valley-fill leach facility, including the facility embankment, was substantially complete.
o About 2.2 million tons of ore has been stacked at the base of the leach facility to support the pumping system platform in preparation for process solution and production.



BARRICK SECOND QUARTER 2005           11    MANAGEMENT'S DISCUSSION AND ANALYSIS

Pascua-Lama, Chile/Argentina
In 2004, we made a decision to proceed with the development of the Pascua-Lama project in Chile/Argentina, contingent upon obtaining the necessary permits, approvals and fiscal regimes. While approvals for the environmental impact assessments are targeted by the end of 2005, the timing of the receipt of these approvals, as well as the resolution of some of the other external issues, such as permitting and licensing; cross-border operating issues; and fiscal, tax and royalty issues, is largely beyond Barrick's control.

Barrick reached an agreement with important agricultural stakeholders in the Huasco Valley of Chile's Region III. The protocol agreement proposes a joint board with the Water Users Cooperative to administer and invest in water management and infrastructure projects over the operating mine life.


AUSTRALIA/AFRICA
In second quarter 2005, the region produced 339,466 ounces at total cash costs of $279 per ounce, compared to production of 337,690 ounces at total cash costs of $260 per ounce in second quarter 2004. In second quarter 2005 higher production at Kalgoorlie and Tulawaka was offset by lower production at Plutonic and Bulyanhulu. Total cash costs per ounce were higher than in second quarter 2004 mainly because of labor cost inflation in Australia, higher prices for fuel and grinding media, lower throughput at Plutonic and lower ore grades at Bulyanhulu. Results for the first six months of 2005 were affected to a similar extent by these factors compared to 2004. Full-year 2005 cash costs guidance for the region has been revised upwards to $265-$275 per ounce to reflect an increase in the guidance range for Plutonic, Bulyanhulu and Tulawaka. The region is expected to meet its full-year production guidance.

Kalgoorlie (50% owned), Australia
In 2005, mining occurred in higher-grade areas of the pit although fewer tons were mined due to reduced shovel capacity. Mill throughput was higher than in 2004 due to lower maintenance downtime, and the positive impact of processing finer ore sizes. Production exceeded sales in 2005 as a build-up of concentrate inventory occurred due to limitations in roaster capacity.

The mine is experiencing higher labor costs and fuel prices in 2005, but this was more than offset by the higher production levels and effect of the change in accounting for stripping costs, leading to lower total cash costs per ounce in the first half of 2005 compared to the same period in 2004. Kalgoorlie's full-year production guidance has been revised upwards slightly to between 450,000 to 455,000 ounces.

Kalgoorlie, jointly owned by Newmont and Barrick, has indicated to Western Australian regulatory authorities that it will take measures to reduce mercury air emissions. Kalgoorlie is installing a mercury scrubber on its carbon kilns and is assessing process changes, controls and other management measures for the roaster facility. When that assessment is complete, we will be able to estimate any capital requirements and operating cost impact associated with such measures.

Plutonic, Australia
Open-pit mining ended in second quarter 2005 which, combined with difficult stoping conditions in the underground Timor area and a shortage of skilled operators, led to lower mining rates in the first half of 2005 than in the same period of 2004. The lower mining rates led to a decrease in ore tons processed, but because a higher percentage of ore came from the underground mine in the first half of 2005, the average grade of ore processed was higher than in the same period of 2004. Gold production was lower in the first half of 2005 as lower tons processed were only partly offset by higher ore grades.

The mine is experiencing higher labor and fuel costs in 2005. Combined with the lower gold production, these cost pressures, although partly offset by the impact of the change in accounting for stripping costs, resulted in an increase in total cash costs per ounce in the first half of 2005. Plutonic's full-year guidance has been revised to reflect lower-than-expected production and higher-than-expected total cash costs. We now expect to produce between 250,000 to 255,000 ounces in 2005 at an average total cash cost of $250-$260 per ounce.

Bulyanhulu, Tanzania
Mining rates were lower in 2005 due to equipment availability, power supply issues, mining schedule changes, hoist gearbox failure and labor issues due to roster changes. The lower mining rates led to a decrease in tons processed in the first half of 2005, which combined with lower average ore grades due to underperforming stopes and higher mining dilution, led to a fall in gold production compared to the first half of 2004. Inventory levels of unsold production were higher at 2005 quarter end as a result of some container delays that impacted shipment to the smelter.

The lower gold production levels, combined with equipment downtime and lower by-product credits resulted in higher total cash costs in the first half of 2005. Bulyanhulu's full-year guidance for total cash costs has been revised upwards to $340-$350 per ounce in 2005.


BARRICK SECOND QUARTER 2005           12    MANAGEMENT'S DISCUSSION AND ANALYSIS

Lower gold production levels in second quarter 2005 resulted in lower amortization expense as a significant proportion of assets are amortized on a units of production basis.

Cowal, Australia
The project remains on schedule for production to commence in first quarter 2006. Project highlights include:
o Capital expenditures incurred were $65 million in second quarter 2005. Inflationary cost pressures in Australia have been impacting ongoing capital costs, and we have been taking steps to mitigate cost increases where possible.
o    Engineering is 95% complete.
o Plant-site concrete is 65% complete and reagent and water tanks were erected.
o Mine development earthworks is progressing with the completion of the northern tailings storage facilities.
o With the installation of power poles in second quarter 2005, the electricity transmission line is anticipated to be completed in third quarter 2005.
o    Pre-strip activity commenced in April 2005.

Russia/Central Asia
In second quarter 2005, we spent $50 million to increase our ownership in Highland Gold Mining PLC ("Highland") from 14% to 20%. Our 20% ownership interest is reflected in our financial statements and production statistics on an equity basis.

We continue to work with both Highland Gold and Celtic Resources on projects where we have the option to acquire a joint interest. In second quarter 2005, we agreed to exercise our right to acquire a 50% joint venture interest in the Taseevskoye deposit, subject to certain conditions.

OTHER COSTS AND EXPENSES
Exploration, Development and Business Development Expense

---------------------------------------------------------------------------------------------------------------------------------
                                Three months ended    Six months ended
                                      June 30             June 30
($ millions)                       2005      2004      2005      2004       Comments on significant trends and variances
---------------------------------------------------------------------------------------------------------------------------------
Exploration
---------------------------------------------------------------------------------------------------------------------------------
  North America                     $ 5       $ 8      $ 12      $ 14
---------------------------------------------------------------------------------------------------------------------------------
  Australia/Africa                   12         8        24        16   Increased activity at the Buzwagi project in 2005.
---------------------------------------------------------------------------------------------------------------------------------
  South America                       6         6        11        10
---------------------------------------------------------------------------------------------------------------------------------
  Russia/Central Asia                 2         2         3         3
---------------------------------------------------------------------------------------------------------------------------------
  Other countries                     -         1         1         1
---------------------------------------------------------------------------------------------------------------------------------
                                     25        25        51        44
---------------------------------------------------------------------------------------------------------------------------------
Mine development
---------------------------------------------------------------------------------------------------------------------------------
  Cowal                               2         -         2         -
---------------------------------------------------------------------------------------------------------------------------------
  Veladero                            -         -         1         -
---------------------------------------------------------------------------------------------------------------------------------
  Lagunas Norte                       -         3         -         9   In 2004, we expensed development costs until May 1, which
                                                                        was the date when the project achieved the criteria to
                                                                        classify mineralization as a reserve for US reporting
                                                                        purposes.
---------------------------------------------------------------------------------------------------------------------------------
  Other                               2         -         2         -
---------------------------------------------------------------------------------------------------------------------------------
                                      4         3         5         9
---------------------------------------------------------------------------------------------------------------------------------
Non-capitalizable project costs(1)
---------------------------------------------------------------------------------------------------------------------------------
  Cowal                               1         -         2         -
---------------------------------------------------------------------------------------------------------------------------------
  Pascua-Lama                         1         -         2         -
---------------------------------------------------------------------------------------------------------------------------------
  Veladero                            2         -         2         -
---------------------------------------------------------------------------------------------------------------------------------
  Lagunas Norte                       1         -         1         -
---------------------------------------------------------------------------------------------------------------------------------
                                      5         -         7         -
---------------------------------------------------------------------------------------------------------------------------------
Business development/other            3         6         5        10   Decrease in overhead costs associated with the
                                                                        administration of exploration and development of projects.
---------------------------------------------------------------------------------------------------------------------------------
                                   $ 37      $ 34      $ 68      $ 63
---------------------------------------------------------------------------------------------------------------------------------

(1) Non-capitalizable costs mainly represent items incurred in the development/construction phase that cannot be capitalized under US GAAP.


BARRICK SECOND QUARTER 2005           13    MANAGEMENT'S DISCUSSION AND ANALYSIS

Amortization, Administration and Interest Expense

-------------------------------------------------------------------------------------------------------------------------------
($ millions, except per      Three months ended June 30  Six months ended June 30
ounce data and percentages)    2005     2004  %Change     2005     2004  %Change   Comments on significant trends and variances
-------------------------------------------------------------------------------------------------------------------------------
Amortization
-------------------------------------------------------------------------------------------------------------------------------
   Absolute amount             $ 94    $ 115    (18)%    $ 187    $ 235    (20)%  Decrease due to lower sales volumes and
                                                                                  lower amortization rates per ounce.
-------------------------------------------------------------------------------------------------------------------------------
   Per ounce (dollars)           81       88     (8)%       80       90    (11)%  Lower rates in 2005 are due to reserve
                                                                                  increases at the end of 2004 (particularly
                                                                                  Goldstrike open pit and Pierina - see
                                                                                  pages 10 and 11), and the lower book value
                                                                                  of Eskay Creek after an impairment charge
                                                                                  was recorded in fourth quarter 2004. We do
                                                                                  not expect the overall average rate per
                                                                                  ounce to change significantly for the
                                                                                  second half of 2005.
-------------------------------------------------------------------------------------------------------------------------------
Administration                   19       18       6%       36       34       6%  Higher regulatory compliance costs in 2005.
-------------------------------------------------------------------------------------------------------------------------------
Interest costs
-------------------------------------------------------------------------------------------------------------------------------
   Incurred                      31       11     182%       59       23     157%  Increase mainly due to new financing put
                                                                                  in place in 2004 and 2005. Average
                                                                                  long-term debt outstanding increased from
                                                                                  $0.7 billion in the first half of 2004 to
                                                                                  $1.7 billion in 2005.
-------------------------------------------------------------------------------------------------------------------------------
   Capitalized                   30        7     329%       58       11     427%  Increased amounts were capitalized to
                                                                                  Lagunas Norte, Veladero and Cowal
                                                                                  development projects as construction costs
                                                                                  were incurred and capitalized. Average
                                                                                  book value of these three projects was
                                                                                  $0.9 billion in the first half of 2005
                                                                                  compared to $0.2 billion in the first half
                                                                                  of 2004. Capitalization at Pascua-Lama
                                                                                  also began in third quarter 2004.
-------------------------------------------------------------------------------------------------------------------------------
   Expensed                       1        4    (75)%        1       12    (92)%  With the start-up of the Lagunas Norte
                                                                                  mine and after our Veladero project begins
                                                                                  production, we expect that interest
                                                                                  expense each quarter will begin to
                                                                                  increase as the combined book value of
                                                                                  Cowal and Pascua-Lama will likely be lower
                                                                                  than outstanding long-term debt.
-------------------------------------------------------------------------------------------------------------------------------

Other (Income) Expense

-------------------------------------------------------------------------------------------------------------------------------
                                     Three months     Six months ended
                                     ended June 30         June 30
($ millions)                          2005      2004     2005      2004       Comments on significant trends and variances
-------------------------------------------------------------------------------------------------------------------------------
Non-hedge derivative                 $ (3)     $ (6)    $ (9)       $ 9    In second quarter 2005, gains mainly arose from
(gains)/losses                                                             ongoing hedge ineffectiveness calculated under FAS
                                                                           133, whereas in second quarter 2004, gains mainly
                                                                           represented gains on non-hedge interest rate
                                                                           contracts partly offset by losses on non-hedge
                                                                           Australian dollar contracts caused by movements
                                                                           in market rates
-------------------------------------------------------------------------------------------------------------------------------
Gains on asset sales                     -       (1)      (1)       (3)
-------------------------------------------------------------------------------------------------------------------------------
Gain on Kabanga transaction           (15)         -     (15)         -    Gain recorded in second quarter 2005 relates to the
                                                                           closing of a transaction in which Falconbridge
                                                                           acquired a 50% indirect interest in Kabanga.
-------------------------------------------------------------------------------------------------------------------------------
Gains on investment sales                -         -      (9)       (2)    Gains in first quarter 2005 relate to the sale of
                                                                           investments held in a rabbi trust for a deferred
                                                                           compensation plan as a result of a change in the
                                                                           plan trustee.
-------------------------------------------------------------------------------------------------------------------------------
Environmental remediation costs          9         4       14        12    The higher expense in second quarter 2005 reflects a
                                                                           revision to cost estimates at certain closed mines
                                                                           and development projects.
-------------------------------------------------------------------------------------------------------------------------------
Currency translation                     1         1        5       (1)
   (gains)/losses
-------------------------------------------------------------------------------------------------------------------------------
Other items                             11        11       20        14
-------------------------------------------------------------------------------------------------------------------------------
                                       $ 3       $ 9      $ 5      $ 29
-------------------------------------------------------------------------------------------------------------------------------


Income Taxes
Income tax expense of $7 million or 13% in second quarter 2005 was lower than second quarter 2004 when it was 73% (excluding the impact of a deferred tax credit of $30 million in 2004). Our underlying expected effective tax rate for 2005 is 22%. The actual tax rate in second quarter 2005 was lower mainly because the gain recorded on the Kabanga transaction occurred in a low tax-rate jurisdiction. The higher actual effective tax rate in second quarter 2004 of 73% was mainly due to a $26-million opportunity cost through a voluntary reduction of outstanding fixed-price gold sales contracts that occurred in a low tax-rate jurisdiction. Excluding the impact of this opportunity cost, the effective rate in

BARRICK SECOND QUARTER 2005           14    MANAGEMENT'S DISCUSSION AND ANALYSIS

2004 would have been similar to second quarter 2005. The expected rate for 2005 is based on a market gold price assumption of $425 per ounce. If actual average market gold prices vary from this assumption, our actual effective tax rate will also vary. The expected underlying tax rate excludes the effect of gains and losses on non-hedge derivatives; the effect of delivering into forward gold sales contracts at prices below prevailing market prices; and any release of deferred tax valuation allowances.

Operating Activities
Operating cash flow decreased by $7 million to $101 million in second quarter 2005 compared to second quarter 2004. A $15-million increase in mine operating supplies and ore in stockpiles at our development projects and new mines partly contributed to our operating cash flow decrease. The key factors that contributed to the period over period decrease are summarized in the table below.

CASH FLOW

[GRAPH - Cash Flow Components]


Key factors affecting operating cash flow

------------------------------------------------------------------------------------------------------------------------------------
                                              Impact on                     Impact on
                              Three months  comparative       Six months  comparative
                             ended June 30    operating    ended June 30    operating
                            2005      2004    cash flow    2005     2004    cash flow   Comments on significant trends and variances
------------------------------------------------------------------------------------------------------------------------------------
Gold sales volumes         1,085     1,222       $ (21)   2,214    2,469       $ (43)   See page 9.
   (`000s oz)
------------------------------------------------------------------------------------------------------------------------------------
Realized gold prices       $ 424     $ 372           56   $ 426    $ 377          108   See page 9.
   ($/oz)
------------------------------------------------------------------------------------------------------------------------------------
Total cash costs             243       217         (28)     242      209         (73)   See page 9.
   ($/oz)(1)
------------------------------------------------------------------------------------------------------------------------------------
Sub-total                                             7                           (8)
------------------------------------------------------------------------------------------------------------------------------------
Other inflows (outflows)
------------------------------------------------------------------------------------------------------------------------------------
Income tax payments         (17)      (22)            5    (29)     (51)           22   Lower required income tax payments.
------------------------------------------------------------------------------------------------------------------------------------
Increase in inventories     (51)      (21)         (30)    (74)     (26)         (48)   Higher inventory at development projects
                                                                                        to support the start-up of production and
                                                                                        impact of production exceeding sales at
                                                                                        some mines in the first half of 2005.
------------------------------------------------------------------------------------------------------------------------------------
Other non-cash working        36        23          13       41       20          21    Recovery of goods and services taxes
capital                                                                                 for Veladero in second quarter 2005,
                                                                                        partly offset by an increase in amounts
                                                                                        due from contractors at Lagunas Norte
                                                                                        for fuel consumption and the timing of
                                                                                        supplier payments.
------------------------------------------------------------------------------------------------------------------------------------
Interest expense               1         4           3        1       12          11    See page 14.
------------------------------------------------------------------------------------------------------------------------------------
Effect of other factors                            (5)                           (7)
------------------------------------------------------------------------------------------------------------------------------------
Total                                              (7)                         $ (9)
------------------------------------------------------------------------------------------------------------------------------------

(1) Variances between the 2005 and 2004 cash costs per ounce can be partially attributed to the change in accounting for stripping costs as the change was adopted on a cumulative basis with no restatement of 2004 cash costs per ounce.

BARRICK SECOND QUARTER 2005           15    MANAGEMENT'S DISCUSSION AND ANALYSIS

Investing Activities
In second quarter 2005 we spent $270 million on capital expenditures, we received $15 million on closing of the Kabanga transaction, and we spent $55 million on investments. Investments included $50 million to increase our ownership interest in Highland Gold Mining PLC from 14% to 20%, as well as $5 million on the first tranche of a private placement with Diamondex Resources Ltd.

---------------------------------------------------------------------------------------------------------------------------------
                                 Three months ended June 30     Six months ended June 30
($ millions)                        2005      2004  $Change     2005      2004  $ Change                Comments
---------------------------------------------------------------------------------------------------------------------------------
Growth capital expenditures(1)
---------------------------------------------------------------------------------------------------------------------------------
Veladero                            $ 66      $ 78   $ (12)     $ 135     $ 142    $ (7)  Construction activity at similar
                                                                                          levels in each period.
---------------------------------------------------------------------------------------------------------------------------------
Lagunas Norte                         47        26       21       100        32       68  Construction activity started in
                                                                                          second quarter 2004. Production
                                                                                          start-up in mid-June 2005, with
                                                                                          lower capital expenditures
                                                                                          expected in second half of 2005 on
                                                                                          completion of construction.
---------------------------------------------------------------------------------------------------------------------------------
Cowal                                 65        11       54       109        31       78  Construction activity started in
                                                                                          second quarter 2004. Higher levels
                                                                                          of activity generally in 2005.
---------------------------------------------------------------------------------------------------------------------------------
Tulawaka                               3        12      (9)         8        15      (7)  Production began in first quarter
                                                                                          2005, with lower levels of capital
                                                                                          expenditure expected from second
                                                                                          quarter 2005 onwards.
---------------------------------------------------------------------------------------------------------------------------------
Pascua-Lama                           20         6       14        39        10       29  Higher levels of activity since
                                                                                          decision in mid-2004 to proceed
                                                                                          with the project as well as higher
                                                                                          capitalized interest.
---------------------------------------------------------------------------------------------------------------------------------
Nevada Power Plant                    25         -       25        34         -       34  Construction activity started in
                                                                                          fourth quarter 2004.
---------------------------------------------------------------------------------------------------------------------------------
East Archimedes                       11         -       11        12         -       12  Construction activity started in
                                                                                          first quarter 2005.
---------------------------------------------------------------------------------------------------------------------------------
Sub-total                            237       133      104       437       230      207
---------------------------------------------------------------------------------------------------------------------------------
Sustaining capital expenditures
---------------------------------------------------------------------------------------------------------------------------------
North America                         18        32     (14)        33        46     (13)  Deferral of 2005 expenditures
                                                                                          until later in the year.
---------------------------------------------------------------------------------------------------------------------------------
Australia/Africa                      11        23     (12)        34        38      (4)  Deferral of 2005 expenditures
                                                                                          until later in the year.
---------------------------------------------------------------------------------------------------------------------------------
South America                          2         -        2         5         2        3
---------------------------------------------------------------------------------------------------------------------------------
Other                                  2         1        1         3         2        1
---------------------------------------------------------------------------------------------------------------------------------
Sub-total                             33        56     (23)        75        88     (13)
---------------------------------------------------------------------------------------------------------------------------------
Total                              $ 270     $ 189     $ 81     $ 512     $ 318    $ 194
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes construction costs and capitalized interest.

Financing Activities
The most significant financing cash inflows in second quarter 2005 were proceeds of $89 million from various financings, including $28 million from two lease facilities for Lagunas Norte, a $50 million public debt offering in Peru, and drawdowns of $11 million under the Veladero project financing. We also received $10 million on the exercise of employee stock options. We made scheduled repayments under long-term debt obligations totaling $14 million and paid dividends of $59 million in second quarter 2005.


BALANCE SHEET
SHAREHOLDERS' EQUITY

Outstanding Share Data
As at July 15, 2005, 534.8 million of our common shares, one special voting share and 1.4 million Exchangeable Shares not owned by Barrick (exchangeable into 0.7 million of our common shares) were issued and outstanding. As at July 15, 2005, options to purchase 21.9 million common shares were outstanding under our option plans, as well as options to purchase 0.9 million common shares under certain option plans inherited by us in connection with prior acquisitions.

Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as "other comprehensive income", and excluded from the income statement.

In second quarter 2005, the other comprehensive loss of $24 million mainly included gain reclassification adjustments totaling $32 million on hedge contracts that were transferred to earnings in second quarter 2005; partly offset by gains of $5 million on hedge contracts designated for future periods caused primarily by changes in currency exchange rates, interest rates and fuel prices.


BARRICK SECOND QUARTER 2005           16    MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION ($ millions, except where indicated)

-----------------------------------------------------------------------------------------------
                                             2005                 2004                 2003
                                        ------------  --------------------------- -------------
                                           Q2     Q1     Q4     Q3     Q2     Q1     Q4     Q3
-----------------------------------------------------------------------------------------------
Gold sales                               $463   $484   $501   $500   $454   $477   $536   $549
-----------------------------------------------------------------------------------------------
Net income                                 53     60    156     32     34     26     77     35
-----------------------------------------------------------------------------------------------
Net income per share - basic (dollars)   0.10   0.11   0.30   0.06   0.06   0.05   0.14   0.07
-----------------------------------------------------------------------------------------------

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and declining gold production, sales volumes, and rising total cash costs per ounce as a number of our mines have been processing lower-grade ore and experienced rising input costs for labor, fuel, power, and other consumables due to inflationary cost pressures. The trend of lower gold production and sales and higher total cash costs per ounce is expected to reverse in the second half of 2005 as our lower-cost Lagunas Norte mine began production in mid-June 2005 and the Veladero mine is expected to commence production in fourth quarter 2005. Net income in each quarter also reflects the timing of various special items. The items affecting the first and second quarters of 2005 and 2004 are presented in a table on page 8.


OFF-BALANCE SHEET ARRANGEMENTS
The MD&A included in our 2004 Annual Report contained a detailed discussion of off-balance sheet arrangements. In this interim MD&A, we have included an update of any significant changes in off-balance sheet arrangements.

Gold and Silver Sales Contracts
We have historically used gold and silver sales contracts as a means of selling a portion of our gold and silver production. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold or silver from mining companies. All our gold and silver sales contracts (including Corporate Gold Sales Contracts, Pascua-Lama Gold Sales Contracts and Floating Spot-Price Gold Sales Contracts) retain all the benefits of our Master Trading Agreements ("MTAs") and are not subject to margining, downgrade or unilateral and discretionary "right to break" provisions. Furthermore, as part of our MTAs, Pascua-Lama Gold Sales Contracts are not subject to any provisions regarding any final go-ahead decisions with Pascua-Lama construction, or any possible delay or change in the Pascua-Lama project. Barrick guarantees the performance of all its gold and silver sales contracts.

Corporate Gold Sales and Floating Spot-Price Gold Sales Contracts
Fixed-price Corporate Gold Sales Contracts, which at June 30, 2005 totaled 6.6 million ounces, represent just over one year of expected future gold production and approximately 9% of our proven and probable reserves, excluding Pascua-Lama. We reduced our fixed-price Corporate Gold Sales contract commitments by 0.2 million ounces in second quarter 2005 via delivery of 0.1 million ounces and conversion of 0.1 million ounces into floating spot-price gold sales contracts.

At June 30, 2005, we had floating spot-price gold sales contracts under which we are committed to deliver 0.8 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $78 per ounce.

Key Aspects of Corporate Gold Sales Contracts
(at June 30, 2005)

Current termination date of contracts.          2015 in most cases.
Average estimated realizable price in 2015.     $423/oz.(1)
Mark-to-market value at June 30, 2005.
  Corporate Gold Sales Contracts                $(892) million.(2)
  Floating Spot-Price Gold Sales Contracts.     $(60) million.(2)

(1) Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%. Accelerating gold deliveries would likely lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.
(2)  At a spot gold price of $437 per ounce, and market interest rates.

Pascua-Lama Gold Sales Contracts
In anticipation of building Pascua-Lama and in support of any related financing, we have 6.5 million ounces of existing fixed-price gold sales contracts specifically allocated to Pascua-Lama (the "Pascua-Lama Gold Sales Contracts"). The allocation of these contracts will help reduce gold price risk at Pascua-Lama and is expected to help secure the financing for its construction. We expect the allocation of these contracts to eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support the financing of Pascua-Lama. The forward sales prices on our Pascua-Lama Gold
Sales Contracts have not been fully fixed, and thus remain sensitive to long-term (2009-2017) interest rates. Declining long-term interest rates in the second quarter have resulted in a lower expected realizable sales price for these contracts. If these interest rates rise, we anticipate the expected realizable sales price to increase (in 2009-2017).


BARRICK SECOND QUARTER 2005           17    MANAGEMENT'S DISCUSSION AND ANALYSIS

Key Aspects of Pascua-Lama Gold Sales Contracts
(at June 30, 2005)
--------------------------------------------------------------------------------
Expected delivery dates.(1)                     2009-2017, the term of the
                                                expected financing.
--------------------------------------------------------------------------------
Future estimated average realizable
price.                                          $365/oz.(2)
--------------------------------------------------------------------------------
Mark-to-market value at June 30, 2005.          $(950) million.(3)
--------------------------------------------------------------------------------

(1) The contract termination dates are 2014-2017 in most cases, but we expect to deliver Pascua-Lama production against these contracts starting in 2009, subject to the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control.
(2) Upon delivery of production from 2009-2017, the term of expected financing. Approximate estimated value based on current market contango which is sensitive to US interest rates.
(3)  At a spot gold price of $437 per ounce and market interest rates.

These contracts represent just over 36% of the 17.6 million ounces of gold reserves at Pascua-Lama, and do not impact any of the 643 million ounces of silver contained in gold reserves.

Fair Value of Derivative Positions

--------------------------------------------------------------------------------
                                                             At
                                                         Jun.30,      At Dec.31,
Unrealized Gain/(Loss)                                      2005            2004
--------------------------------------------------------------------------------
Corporate Gold Sales Contracts(1)                       $  (952)        $  (975)
--------------------------------------------------------------------------------
Pascua-Lama Gold Sales Contracts                           (950)           (966)
--------------------------------------------------------------------------------
Silver Sales Contracts(1)                                   (30)            (26)
--------------------------------------------------------------------------------
Currency contracts                                          207             298
--------------------------------------------------------------------------------
Interest and lease rate contracts                            46              45
--------------------------------------------------------------------------------
Fuel contracts                                               41               4
--------------------------------------------------------------------------------
                                                        $(1,638)        $(1,620)
--------------------------------------------------------------------------------

(1)  Includes floating spot-price contracts.

Contractual Obligations and Commitments
Purchase obligations include only those items where binding commitments have been entered into. They do not include the full amount of future capital expenditures required to complete construction of our development projects, because commitments have yet to be made for a portion of these estimated future capital costs. Significant changes to the December 31, 2004 contractual obligations and commitments include an additional $0.3 billion of purchase obligations for supplies and consumables and power contracts that we expect to incur mainly in 2005 to 2008.

In second quarter 2005, we drew down a further $11 million under our Veladero project financing, $28 million under lease facilities in Peru, and issued a $50-million Peruvian public debenture for Lagunas Norte that matures in 2013. The additional Veladero project financing results in repayments of about $1 million each year for 2006 to 2010, with the remainder repayable in 2011 to 2012. The lease facilities drawdown will be repaid evenly on a quarterly basis over five years starting in fourth quarter 2005.

Capital expenditures not yet committed
We expect to incur about $2.2 billion in capital to complete the development of our present projects over the next five years (Veladero, Cowal, Pascua-Lama and East Archimedes and the Nevada Power Plant). A total of about $0.2 billion of these amounts had been committed at the end of second quarter 2005, with the remainder not yet committed.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

In this MD&A, we have not repeated information provided in our 2004 annual MD&A. We have provided an update for any changes or expected changes in accounting policies and critical accounting estimates that were not included in our 2004 annual MD&A.

Accounting Policy Changes
There was one change in accounting policies in the second quarter of 2005 that significantly impacted our Financial Statements, the adoption of EITF 04-6.

EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry ("EITF 04-6")
In second quarter 2005, the FASB approved EITF 04-6, and we chose to adopt it in second quarter 2005. EITF 04-6 relates to the accounting for stripping costs in the production stage at a mine. Previously we capitalized stripping costs incurred in the production phase. We included amortization of capitalized costs in inventory based on a "stripping ratio" using the units of production method. Under EITF 04-6, stripping costs incurred each period during the production phase are recorded as a component of the cost of inventory produced each period. EITF 04-6 allows either retroactive restatement of all prior periods, or restatement of results for the current year, with the cumulative effect on prior years reflected as a charge or credit to earnings in the period of adoption. On adoption of EITF 04-6 in second quarter 2005, we recorded a decrease in capitalized mining costs of $226 million; an increase in inventory of $232 million;

BARRICK SECOND QUARTER 2005           18    MANAGEMENT'S DISCUSSION AND ANALYSIS
and a $6-million credit in second quarter 2005 earnings for the cumulative effect of adopting EITF 04-6. Results for second quarter 2005 reflect the method of accounting under EITF 04-6. The effect of implementing EITF 04-6 on restated earnings for first quarter 2005 was a decrease in cost of sales by $12 million, and an increase in income tax expense by $3 million, and is reflected in results for the six months ended June 30, 2005. The adoption of EITF 04-6 had no impact on our cash flow statement.

Impact of EITF 04-6 on Total Cash Costs Per Ounce Statistics

--------------------------------------------------------------------------------
                                 Three months ended         Six months ended
                                      June 30, 2005            June 30, 2005
(dollars per ounce)              Increase (decrease)      Increase (decrease)
--------------------------------------------------------------------------------
Goldstrike open pit                            $ (9)                    $ (9)
--------------------------------------------------------------------------------
Round Mountain                                    6                       11
--------------------------------------------------------------------------------
Hemlo                                            16                       11
--------------------------------------------------------------------------------
Pierina                                         (27)                     (26)
--------------------------------------------------------------------------------
Lagunas Norte                                   (18)                     (18)
--------------------------------------------------------------------------------
Kalgoorlie                                      (19)                     (28)
--------------------------------------------------------------------------------
Plutonic                                        (19)                     (32)
--------------------------------------------------------------------------------
Lawlers 43 12 Tulawaka                           33                       33
--------------------------------------------------------------------------------
Total cash costs per ounce                       (6)                      (8)
--------------------------------------------------------------------------------

FAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3
FAS 154 relates to the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. The reporting of corrections of an error by restating previously issued financial statements is also addressed by this statement. FAS 154 applies to pronouncements in the event they do not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless the period specific effects or cumulative effects of an accounting change are impracticable to determine, in which case the new accounting principle is required to be applied to the assets and liabilities as of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. Prior to FAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted. FAS 154 will be effective for us on accounting changes and corrections of errors beginning in 2006. FAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of FAS 154.

Critical Accounting Estimates
Certain accounting estimates have been identified as being "critical" to the presentation of our financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain; and there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Following the adoption of EITF 04-6, stripping ratios are no longer a critical accounting estimate. Critical accounting estimates include:
o Reserve estimates used to measure amortization of property, plant and equipment;
o    Impairment assessments of long-lived assets;
o    The fair value of asset retirement obligations; and
o The measurement of deferred income tax assets and liabilities and assessments of the amounts of valuation allowances recorded.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment We record amortization expense based on the estimated useful economic lives of long-lived assets. Effective December 31, 2004, we updated our estimates of proven and probable gold mineral reserves. Following the update of these estimates, we prospectively revised calculations of amortization and caused amortization during second quarter 2005 and year-to-date 2005 to decrease by $9 million and $18 million, respectively, for the mines listed below, which had reserve estimate changes (other than production) greater than 10%.

Impact of Historic Changes in Reserve Estimates on Amortization

---------------------------------------------------------------------------------------
                                   Reserves increase   Amortization increase (decrease)
($ millions, except reserves            (decrease)(1)      Periods ended June 30, 2005
in millions of contained oz)     As at Dec. 31, 2004      Three months      Six months
---------------------------------------------------------------------------------------
Goldstrike open pit                              1.8             $ (3)           $ (7)
---------------------------------------------------------------------------------------
Round Mountain                                   0.3               (2)             (4)
---------------------------------------------------------------------------------------
Lawlers                                          0.1               (1)             (2)
---------------------------------------------------------------------------------------
Eskay Creek                                     (0.1)               2               4
---------------------------------------------------------------------------------------
Pierina                                          0.3               (5)             (9)
---------------------------------------------------------------------------------------
Total                                            2.1               (9)            (18)
---------------------------------------------------------------------------------------
Impact on overall
  amortization rate per
  ounce (dollars)                                -                 (6)             (6)
---------------------------------------------------------------------------------------

(1) Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes, shown in millions of contained ounces, affect amortization expense on a prospective basis.

Impairment Assessments of Investments
Each reporting period we review all investments whose fair value at the end of the period is below cost to

BARRICK SECOND QUARTER 2005           19    MANAGEMENT'S DISCUSSION AND ANALYSIS
determine whether an other-than-temporary impairment has occurred. We consider both positive and negative evidence in order to reach a conclusion on whether any impairment is other-than-temporary, and if necessary, record any losses that are other-than-temporary in earnings within other (income)/expense. Changes in the values of investments are caused by market factors beyond our control and could be significant. Consequently, the amount of any impairment charge recorded could materially impact earnings in a particular reporting period. In second quarter 2005, we reviewed two investments for impairment purposes, which had an aggregate fair value that was $2 million below cost, and concluded that the impairment in value was not other-than-temporary, as disclosed in note 11 to the interim financial statements. If a further or prolonged deterioration in value of these investments occurs, we may reach a different conclusion that could lead to the recognition of an impairment charge in earnings of a future period.

Impairment Assessments of Property, Plant and Equipment
At the end of 2004, we conducted detailed impairment assessments for Eskay Creek and Cowal. In second quarter 2005, we did not perform any detailed impairment assessments on any groups of assets, but we are monitoring the impact of industry-wide inflationary cost pressures on our mining operations. It is reasonably possible that another detailed assessment could be required at these mines in future periods if cost pressures persist or increase in the future.


BARRICK SECOND QUARTER 2005           20    MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation                                                     Three months ended         Six months ended
(in millions of United States dollars, except per share data) (Unaudited)              June 30,                 June 30,
                                                                          ----------------------   ----------------------
                                                                              2005         2004        2005         2004
                                                                          ----------------------   ----------------------
Gold sales (notes 3 and 4)                                                  $  463       $  454      $  947       $  931
------------------------------------------------------------------------------------------------   ----------------------
Costs and expenses
Cost of sales(1) (note 5)                                                      266          266         537          516
Amortization (note 3)                                                           94          115         187          235
Administration                                                                  19           18          36           34
Exploration, development and business development                               37           34          68           63
Other (income) expense (note 6)                                                  3            9           5           29
------------------------------------------------------------------------------------------------   ----------------------
                                                                               419          442         833          877
------------------------------------------------------------------------------------------------   ----------------------

Interest income                                                                 11            7          19           13
Equity in investees (note 11)                                                    -            -          (1)           -
Interest expense (note 13)                                                      (1)          (4)         (1)         (12)
------------------------------------------------------------------------------------------------   ----------------------
Income before income taxes and other items                                      54           15         131           55
Income tax (expense) recovery (note 7)                                          (7)          19         (24)           5
------------------------------------------------------------------------------------------------   ----------------------
Income before cumulative effect of change in accounting principles              47           34         107           60
Cumulative effect of changes in accounting principles (note 2b)                  6            -           6            -
------------------------------------------------------------------------------------------------   ----------------------
Net income for the period                                                   $   53       $   34      $  113       $   60
------------------------------------------------------------------------------------------------   ----------------------
Earnings per share data (note 8):
Income before cumulative effect of change in accounting principles
  Basic and diluted                                                         $ 0.09       $ 0.06       $ 0.20      $ 0.11
Net income
  Basic and diluted                                                         $ 0.10       $ 0.06       $ 0.21      $ 0.11
------------------------------------------------------------------------------------------------   ----------------------

(1) Exclusive of amortization (note 3).

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


BARRICK SECOND QUARTER 2005            21                   FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation                                                     Three months ended         Six months ended
(in millions of United States dollars) (Unaudited)                                     June 30,                 June 30,
                                                                          ----------------------   ----------------------
                                                                              2005         2004        2005         2004
------------------------------------------------------------------------------------------------   ----------------------
OPERATING ACTIVITIES
Net income for the period                                                   $   53       $   34      $  113       $   60
Amortization (note 3)                                                           94          115         187          235
Deferred income taxes (note 7)                                                  (1)         (31)          5          (35)
Increase in inventory                                                          (51)         (21)        (74)         (26)
Gain on Kabanga transaction (note 6)                                           (15)           -         (15)           -
Other items (note 9)                                                            21           11           9            -
------------------------------------------------------------------------------------------------   ----------------------
Net cash provided by operating activities                                      101          108         225          234
------------------------------------------------------------------------------------------------   ----------------------
INVESTING ACTIVITIES
Property, plant and equipment
    Capital expenditures (note 3)                                             (270)        (189)       (512)        (318)
    Sales proceeds                                                               -            2           3            8
Cash receipts from Kabanga transaction                                          15            -          15            -
Investments
    Purchases (note 11)                                                        (55)          (8)        (83)         (53)
    Sales proceeds                                                               -            4           -            8
Other items                                                                    (13)          (3)        (13)          (3)
------------------------------------------------------------------------------------------------   ----------------------
Net cash used in investing activities                                         (323)        (194)       (590)        (358)
------------------------------------------------------------------------------------------------   ----------------------
FINANCING ACTIVITIES
Capital stock
    Proceeds on exercise of stock options                                       10           13          38           26
    Repurchased for cash                                                         -            -           -          (95)
Long-term debt
    Proceeds (note 13)                                                          89            -         138            -
    Repayments                                                                 (14)         (27)        (15)         (27)
Dividends (note 14)                                                            (59)         (59)        (59)         (59)
Other items                                                                     (1)           -          (1)           -
------------------------------------------------------------------------------------------------   ----------------------
Net cash provided by (used in) financing activities                             25          (73)        101         (155)
------------------------------------------------------------------------------------------------   ----------------------
Effect of exchange rate changes on cash and equivalents                         (2)          (6)         (3)          (6)
Net decrease in cash and equivalents                                          (197)        (159)       (264)        (279)
Cash and equivalents at beginning of period                                  1,330          850       1,398          970
------------------------------------------------------------------------------------------------   ----------------------
Cash and equivalents at end of period                                       $1,131       $  685      $1,131       $  685
------------------------------------------------------------------------------------------------   ----------------------

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


BARRICK SECOND QUARTER 2005            22                   FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation                                            As at June 30,  As at December 31,
(in millions of United States dollars) (Unaudited)                            2005                2004
-----------------------------------------------------------------------------------    ----------------
ASSETS
Current assets
    Cash and equivalents                                                 $   1,131           $   1,398
    Accounts receivable                                                         62                  58
    Inventories (note 10)                                                      336                 215
    Other current assets                                                       301                 286
-----------------------------------------------------------------------------------    ----------------
                                                                             1,830               1,957
    Investments (note 11)                                                       56                  59
    Equity in investees (note 11)                                              143                  88
    Property, plant and equipment (note 12)                                  3,732               3,391
    Capitalized mining costs (note 2b)                                           -                 226
    Other assets                                                               722                 566
-----------------------------------------------------------------------------------    ----------------
Total assets                                                             $   6,483           $   6,287
-----------------------------------------------------------------------------------    ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                                     $     367           $     335
    Other current liabilities                                                   83                  83
-----------------------------------------------------------------------------------    ----------------
                                                                               450                 418
    Long-term debt (note 13)                                                 1,774               1,655
    Other long-term obligations                                                497                 499
    Deferred income tax liabilities                                            130                 139
-----------------------------------------------------------------------------------    ----------------
Total liabilities                                                            2,851               2,711
-----------------------------------------------------------------------------------    ----------------
Shareholders' equity
    Capital stock (note 14)                                                  4,168               4,129
    Deficit                                                                   (568)               (622)
    Accumulated other comprehensive income (note 16)                            32                  69
-----------------------------------------------------------------------------------    ----------------
Total shareholders' equity                                                   3,632               3,576
-----------------------------------------------------------------------------------    ----------------
Contingencies and commitments (note 12 and 17)
-----------------------------------------------------------------------------------    ----------------
Total liabilities and shareholders' equity                               $   6,483           $   6,287
-----------------------------------------------------------------------------------    ----------------

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


BARRICK SECOND QUARTER 2005            23                   FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity


Barrick Gold Corporation
(in millions of United States dollars) (Unaudited)                                                    2005         2004
------------------------------------------------------------------------------------------------------------------------
Common shares (number in millions)
At January 1                                                                                           534          535
    Issued on exercise of stock options                                                                  1            2
    Repurchased (note 14a)                                                                               -           (5)
------------------------------------------------------------------------------------------------------------------------
At June 30                                                                                             535          532
------------------------------------------------------------------------------------------------------------------------
Common shares (dollars in millions)
At January 1                                                                                      $  4,129     $  4,115
    Issued on exercise of stock options                                                                 39           26
    Repurchased (note 14a)                                                                               -          (35)
------------------------------------------------------------------------------------------------------------------------
At June 30                                                                                        $  4,168     $  4,106
------------------------------------------------------------------------------------------------------------------------
Deficit
At January 1                                                                                      $   (622)    $   (694)
    Net income                                                                                         113           60
    Dividends                                                                                          (59)         (59)
    Adjustment on repurchase of common shares (note 14a)                                                 -          (60)
------------------------------------------------------------------------------------------------------------------------
At June 30                                                                                        $   (568)    $   (753)
------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss) (note 16)                                           $     32     $    (42)
------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity at June 30                                                             $  3,632     $  3,311
------------------------------------------------------------------------------------------------------------------------



Consolidated Statements of Comprehensive Income

                                                                             Three months ended         Six months ended
                                                                                       June 30,                 June 30,
Barrick Gold Corporation                                                  ----------------------   ----------------------
(in millions of United States dollars) (Unaudited)                            2005         2004        2005         2004
------------------------------------------------------------------------------------------------   ----------------------
Net income                                                                $    53      $    34      $  113      $    60
Other comprehensive loss, net of tax (note 16)                                (24)         (89)        (37)        (102)
------------------------------------------------------------------------------------------------   ----------------------
Comprehensive income (loss)                                               $    29      $   (55)     $   76      $   (42)
------------------------------------------------------------------------------------------------   ----------------------

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


BARRICK SECOND QUARTER 2005            24                   FINANCIAL STATEMENTS

NOTES TO UNAUDITED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$ and (euro) are to Canadian dollars, Australian dollars and Euros, respectively.

1 > NATURE OF OPERATIONS
Barrick Gold Corporation ("Barrick" or the "Company") engages in the production and sale of gold from underground and open-pit mines, including related activities such as exploration and mine development. Our operations are mainly located in North America, South America, Australia and Africa.

2 > SIGNIFICANT ACCOUNTING POLICIES
A   Basis of preparation
The United States dollar is the principal currency of our operations. These unaudited interim consolidated financial statements have been prepared in United States dollars and under United States generally accepted accounting principles ("US GAAP") for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2004, except as noted below in note 2b.

In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2004.

The preparation of these financial statements requires us to make estimates and assumptions. The most significant estimates and assumptions are: quantities of proven and probable gold reserves; expected value of mineral resources not considered proven and probable reserves; expected future costs and expenses to produce proven and probable reserves; expected future commodity prices and foreign currency exchange rates; and expected costs to meet asset retirement obligations. Decisions and assessments affected by our critical estimates and assumptions include:

> decisions as to whether mine development costs should be capitalized or expensed;
> assessments of whether groups of long-lived assets are impaired and the fair value of those groups of assets that are the basis for measuring impairment charges;
> assessments of our ability to realize the benefits of deferred income tax assets;
> the useful lives of long-lived assets and the measurement of amortization recorded in earnings;
> the fair value of asset retirement obligations; and > assessments of whether investments are impaired.

We regularly review these estimates and assumptions that affect our financial statements, however, actual outcomes could differ from estimates and assumptions.

B   Accounting changes
EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry (EITF 04-6)
In second quarter 2005, we adopted EITF 04-6 and changed our accounting policy for stripping costs. Previously we capitalized stripping costs incurred in the production phase. We included amortization of capitalized costs in inventory based on a "stripping ratio" using the units of production method. Under EITF 04-6, stripping costs incurred each period during the production phase are recorded as a component of the cost of inventory produced each period. On adoption of EITF 04-6 in second quarter 2005, we recorded a decrease in capitalized mining costs of $226 million; an increase in inventory of $232 million; and a $6 million credit in earnings for the cumulative effect of adopting EITF 04-6. For the three month period ended June 30, 2005, the effect on earnings of adopting EITF 04-6 was an increase in income, before the cumulative effect of accounting changes, of $4 million ($0.01 per share), and for the six month period ended June 30 2005, the effect was an increase in income, before the cumulative effect of accounting changes, of $13 million ($0.02 per share).

C   Accounting developments
FAS 123R, Accounting for Stock-Based Compensation (FAS 123R)
In December 2004, the Financial Accounting Standards Board ("FASB") issued FAS 123R. FAS 123R is applicable to transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on transactions in which an entity obtains employee services in share-based payment transactions. FAS 123R requires that the fair value of such equity instruments be


BARRICK SECOND QUARTER 2005            25          NOTES TO FINANCIAL STATEMENTS
recorded as an expense as services are performed. Prior to FAS 123R, only certain pro forma disclosures of accounting for these transactions at fair value were required. FAS 123R will be effective for our first quarter 2006 financial statements, and permits varying transition methods including: retroactive adjustment of prior periods as far back as 1995 to give effect to the fair value based method of accounting for awards granted in those prior periods; or prospective application beginning in 2006. We are presently evaluating the effect of the varying methods of adopting FAS 123R. We expect to adopt FAS 123R using the prospective method effective January 1, 2006. Under this transition method we will begin recording stock option expense prospectively, starting in first quarter 2006.

FIN 47, Accounting for Conditional Asset Retirement Obligations (FIN 47)
FIN 47 was issued in March 2005 and relates to the accounting for a legal obligation to perform an asset retirement activity, when the timing or method of settlement are conditional on a future event, which may not be within the control of the entity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 31, 2005. We are presently evaluating the impact of FIN 47.

FAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3
FAS 154 relates to the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. The reporting of corrections of an error by restating previously issued financial statements is also addressed by this statement. FAS 154 applies to pronouncements in the event they do not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless the period specific effects or cumulative effects of an accounting change are impracticable to determine, in which case the new accounting principle is required to be applied to the assets and liabilities as of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. Prior to FAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted. FAS 154 will be effective for us for accounting changes and corrections of errors beginning in 2006. FAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of FAS 154.

D   Changes in estimates
Gold Mineral Reserves
Effective December 31, 2004, we updated our estimates of proven and probable gold mineral reserves. Following the update of these estimates, we prospectively revised calculations of amortization of property, plant and equipment. The effect of the change in reserve estimates on amortization of property, plant and equipment for the three months ended June 30, 2005 was a decrease in this expense by approximately $9 million and for the six months ended June 30, 2005, a decrease in amortization of property, plant and equipment of $18 million, for mines with a greater than 10% change (excluding production for the period) in the reserve estimates.

Asset Retirement Obligations (AROs)
In second quarter 2005, we revised cost estimates at various closed mines and recorded an increase in the fair value of AROs by $5 million, which was included as a charge within environmental remediation costs in other income/expense.


BARRICK SECOND QUARTER 2005            26          NOTES TO FINANCIAL STATEMENTS

3 > SEGMENT INFORMATION
Income statement information

-----------------------------------------------------------------------------------------------------------------
                                              Gold sales           Segment expenses(1)      Segment income (loss)
-----------------------------------------------------------------------------------------------------------------
For the three months ended June 30        2005         2004         2005         2004         2005         2004
-----------------------------------------------------------------------------------------------------------------
Goldstrike                              $  161       $  172       $  113       $  118       $   15       $   17
Round Mountain                              42           36           21           22           17            8
Eskay Creek                                 22           33            3            6           12           15
Hemlo                                       25           23           17           15            5            4
Other producing mines                        9           10            4            6            2            2
-----------------------------------------------------------------------------------------------------------------
  North America                            259          274          158          167           51           46
-----------------------------------------------------------------------------------------------------------------
Kalgoorlie                                  40           36           21           23           14            9
Plutonic                                    29           27           19           18            8            7
Bulyanhulu                                  22           30           19           27           (2)          (5)
Other producing mines                       36           24           24           13            4            7
Cowal                                        -            -            2            -           (2)           -
-----------------------------------------------------------------------------------------------------------------
  Australia/Africa                         127          117           85           81           22           18
-----------------------------------------------------------------------------------------------------------------
Pierina                                     65           63           22           18           25           16
Lagunas Norte                               12            -            4            3            7           (3)
Veladero                                     -            -            2            -           (2)           -
Pascua-Lama                                  -            -            1            -           (1)           -
-----------------------------------------------------------------------------------------------------------------
  South America                             77           63           29           21           29           13
-----------------------------------------------------------------------------------------------------------------
Exploration group                            -            -           30           25          (30)         (25)
-----------------------------------------------------------------------------------------------------------------
Segment total                           $  463       $  454       $  302       $  294       $   72       $   52
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
                                              Gold sales           Segment expenses(1)      Segment income (loss)
-----------------------------------------------------------------------------------------------------------------
For the six months ended June 30          2005         2004         2005         2004         2005         2004
-----------------------------------------------------------------------------------------------------------------
Goldstrike                              $  354        $  335      $  236       $  231       $   47       $   32
Round Mountain                              82            69          44           40           30           18
Eskay Creek                                 45            58           6            5           26           29
Hemlo                                       53            47          35           29           11           12
Other producing mines                       15            22           7           13            4            3
-----------------------------------------------------------------------------------------------------------------
  North America                            549           531         328          318          118           94
-----------------------------------------------------------------------------------------------------------------
Kalgoorlie                                  89            81          45           49           34           23
Plutonic                                    58            62          35           35           19           22
Bulyanhulu                                  59            58          50           48           (7)          (6)
Other producing mines                       60            49          39           28           10           14
Cowal                                        -             -           3            -           (3)           -
-----------------------------------------------------------------------------------------------------------------
  Australia/Africa                         266           250         172          160           53           53
-----------------------------------------------------------------------------------------------------------------
Pierina                                    120           150          37           38           50           46
Lagunas Norte                               12             -           4            9            7           (9)
Veladero                                     -             -           3            -           (3)           -
Pascua-Lama                                  -             -           2            -           (2)           -
-----------------------------------------------------------------------------------------------------------------
  South America                            132           150          46           47           52           37
-----------------------------------------------------------------------------------------------------------------
Exploration group                            -             -          56           44          (56)         (44)
-----------------------------------------------------------------------------------------------------------------
Segment total                           $  947        $  931      $  602       $  569       $  167       $  140
-----------------------------------------------------------------------------------------------------------------

(1) In second quarter 2005, we revised our internal definition of segment expenses to include accretion expense. Segment information for all the periods presented reflects this change in the measurement of segment expenses.



BARRICK SECOND QUARTER 2005            27          NOTES TO FINANCIAL STATEMENTS

Reconciliation of segment income

----------------------------------------------------------------------------------------------------------------------
                                                              Three months ended June 30     Six months ended June 30
                                                                       2005         2004            2005         2004
----------------------------------------------------------------------------------------------------------------------
Segment income                                                       $   72       $   52          $  167       $  140
Amortization of corporate assets                                         (5)          (7)             (9)         (13)
Business development costs                                               (1)          (6)             (3)         (10)
Administration                                                          (19)         (18)            (36)         (34)
Equity in investee                                                        -            -              (1)           -
Interest income                                                          11            7              19           13
Interest expense                                                         (1)          (4)             (1)         (12)
Other income (expense)                                                   (3)          (9)             (5)         (29)
----------------------------------------------------------------------------------------------------------------------
Income before income taxes and other items                           $   54       $   15          $  131       $   55
----------------------------------------------------------------------------------------------------------------------



Asset information
----------------------------------------------------------------------------------------------------------------------
                                                                Amortization             Segment capital expenditures
----------------------------------------------------------------------------------------------------------------------
For the three months ended June 30                         2005              2004              2005              2004
----------------------------------------------------------------------------------------------------------------------
  Goldstrike                                             $   33            $   37            $   40            $   20
  Round Mountain                                              4                 6                 1                 2
  Eskay Creek                                                 7                12                 -                 3
  Hemlo                                                       3                 4                 1                 2
  Other operating segments                                    3                 2                12                 5
----------------------------------------------------------------------------------------------------------------------
    North America                                            50                61                54                32
----------------------------------------------------------------------------------------------------------------------
  Plutonic                                                    2                 2                 4                 6
  Kalgoorlie                                                  5                 4                 1                 3
  Cowal                                                       -                 -                65                11
  Bulyanhulu                                                  5                 8                 2                10
  Tulawaka                                                    4                 -                 3                12
  Other operating segments                                    4                 4                 4                 4
----------------------------------------------------------------------------------------------------------------------
    Australia/Africa                                         20                18                79                46
----------------------------------------------------------------------------------------------------------------------
  Pierina                                                    18                29                 2                 -
  Veladero                                                    -                 -                66                78
  Pascua-Lama                                                 -                 -                20                 6
  Lagunas Norte                                               1                 -                47                26
----------------------------------------------------------------------------------------------------------------------
    South America                                            19                29               135               110
----------------------------------------------------------------------------------------------------------------------
  Segment total                                              89               108               268               188
  Other items not allocated to segments                       5                 7                 2                 1
----------------------------------------------------------------------------------------------------------------------
  Enterprise total                                       $   94            $  115            $  270            $  189
----------------------------------------------------------------------------------------------------------------------


BARRICK SECOND QUARTER 2005            28          NOTES TO FINANCIAL STATEMENTS

----------------------------------------------------------------------------------------------------------------------
                                                                Amortization             Segment capital expenditures
----------------------------------------------------------------------------------------------------------------------
For the six months ended June 30                           2005              2004              2005              2004
----------------------------------------------------------------------------------------------------------------------
  Goldstrike                                             $   71            $   72            $   60            $   29
  Round Mountain                                              8                11                 1                 2
  Eskay Creek                                                13                24                 1                 4
  Hemlo                                                       7                 6                 3                 3
  Other operating segments                                    4                 6                14                 8
----------------------------------------------------------------------------------------------------------------------
    North America                                           103               119                79                46
----------------------------------------------------------------------------------------------------------------------
  Plutonic                                                    4                 5                 7                 8
  Kalgoorlie                                                 10                 9                 3                 5
  Cowal                                                       -                 -               109                31
  Bulyanhulu                                                 16                16                16                18
  Tulawaka                                                    4                 -                 8                15
  Other operating segments                                    7                 7                 8                 7
----------------------------------------------------------------------------------------------------------------------
    Australia/Africa                                         41                37               151                84
----------------------------------------------------------------------------------------------------------------------
  Pierina                                                    33                66                 5                 2
  Veladero                                                    -                 -               135               142
  Pascua-Lama                                                 -                 -                39                10
  Lagunas Norte                                               1                 -               100                32
----------------------------------------------------------------------------------------------------------------------
    South America                                            34                66               279               186
----------------------------------------------------------------------------------------------------------------------
  Segment total                                             178               222               509               316
  Other items not allocated to segments                       9                13                 3                 2
----------------------------------------------------------------------------------------------------------------------
  Enterprise total                                       $  187            $  235            $  512            $  318
----------------------------------------------------------------------------------------------------------------------


4 > REVENUE AND GOLD SALES CONTRACTS

----------------------------------------------------------------------------------------------------------------------
                                                              Three months ended June 30     Six months ended June 30
                                                                       2005         2004            2005         2004
----------------------------------------------------------------------------------------------------------------------
Gold bullion sales
Spot market sales                                                    $  409       $  180          $  861       $  369
Gold sales contracts                                                     38          249              38          509
----------------------------------------------------------------------------------------------------------------------
                                                                        447          429             899          878
Concentrate sales                                                        16           25              48           53
----------------------------------------------------------------------------------------------------------------------
                                                                     $  463       $  454          $  947       $  931
----------------------------------------------------------------------------------------------------------------------

At June 30, 2005, we had fixed-price Corporate gold sales contracts with various counterparties for 6.6 million ounces of future gold production, fixed-price gold sales contracts specifically allocated to Pascua-Lama for 6.5 million ounces of future gold production and floating-price forward gold sales contracts for 0.8 million ounces. In 2004, we allocated 6.5 million ounces of fixed-price gold sales contracts specifically to Pascua-Lama. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and is expected to help secure financing for its construction. In addition to the gold sales contracts allocated to Pascua-Lama, we had 6.6 million ounces of corporate gold sales contracts that we intend to settle through delivery of future gold production from our operating mines and development projects, excluding Pascua-Lama. The mark-to-market on the fixed-price gold sales contracts (at June 30, 2005) was negative $950 million for the Pascua-Lama Gold Sales Contracts and negative $892 million for the Corporate Gold Sales Contracts.

Floating spot price sales contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our master trading agreements, we have elected to receive floating spot gold and silver prices, adjusted by the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed price in the contract, resulting in a mark-to-market on these contracts (at June 30, 2005) of negative $60 million, which equates to an average reduction to the future spot sales price of approximately $78 per ounce, when we deliver gold at spot prices against these contracts. At June 30, 2005, we held gold lease rate swaps, under which we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 1.4 ounces of gold spread from 2005 to 2013. The swaps are associated with fixed-price gold


BARRICK SECOND QUARTER 2005            29          NOTES TO FINANCIAL STATEMENTS
sales contracts with expected delivery dates beyond 2006. Lease rate swaps are classified as non-hedge derivatives (note 13b).

5 > COST OF SALES
--------------------------------------------------------------------------------
                        Three months ended June 30      Six months ended June 30
                                2005          2004              2005        2004
--------------------------------------------------------------------------------
Cost of goods sold(1)          $ 289         $ 288             $ 573       $ 556
By-product revenues(2)          (37)          (36)              (66)        (70)
Royalty expense                   13            12                26          24
Mining taxes                       1             2                 4           6
--------------------------------------------------------------------------------
                               $ 266         $ 266             $ 537       $ 516
--------------------------------------------------------------------------------

(1) Cost of goods sold includes accretion expense at producing mines of $3 million (2004 - $3 million) in the three months ended June 30, 2005 and $6 million in the six months ended June 30, 2005 (2004 - $5 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under "amortization". Some companies present this amount under "cost of sales". The amount presented in amortization rather than cost of sales was $89 million in the three months ended June 30, 2005 (2004 - $108 million) and $178 million in the six months ended June 30, 2005 (2004 - $222 million).

(2) We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At June 30, 2005, we had fixed-price commitments to deliver 12.0 million ounces of silver at an average price of $5.87 per ounce, and floating spot price sales contracts for 11.2 million ounces, over periods primarily of up to 10 years.

6 > OTHER (INCOME) EXPENSE
--------------------------------------------------------------------------------
                          Three months ended June 30    Six months ended June 30
                                  2005          2004            2005        2004
--------------------------------------------------------------------------------
Non-hedge derivative (gains)
  losses (note 13b)              $ (3)         $ (6)           $ (9)       $   9
Gains on sale of assets              -           (1)             (1)         (3)
Gain on Kabanga transaction       (15)             -            (15)           -
Environmental remediation costs(1)   9             4              14          12
Gains on sale of investments         -             -             (9)         (2)
World Gold Council fees              2             3               4           5
Currency translation (gains)
  losses                             1             1               5         (1)
Pension expense                      1             1               2           2
Other items                          8             7              14           7
--------------------------------------------------------------------------------
                                 $   3         $   9           $   5       $  29
--------------------------------------------------------------------------------

(1)   Includes costs at development projects and closed mines.

Kabanga transaction
In April 2005 we finalized a joint-venture agreement with Falconbridge Limited ("Falconbridge") for the Kabanga nickel deposit and related concessions located in Tanzania. Under the terms of the agreement, Falconbridge has acquired a 50% indirect joint venture interest for $15 million cash and will be the operator of the joint venture. On closing of the transaction with Falconbridge we recorded a gain of $15 million.

Pension expense
--------------------------------------------------------------------------------
                        Three months ended June 30      Six months ended June 30
                                2005          2004              2005        2004
--------------------------------------------------------------------------------
Expected return on plan
  assets                       $ (3)         $ (3)             $ (6)       $ (6)
Interest cost on benefit
  obligation                       3             4                 6           8
Actuarial losses                   1             -                 2           -
--------------------------------------------------------------------------------
                               $   1         $   1             $   2       $   2
--------------------------------------------------------------------------------


BARRICK SECOND QUARTER 2005            30          NOTES TO FINANCIAL STATEMENTS

7 > INCOME TAX (EXPENSE) RECOVERY
--------------------------------------------------------------------------------
                        Three months ended June 30      Six months ended June 30
                                2005          2004              2005        2004
--------------------------------------------------------------------------------
Current                        $ (8)        $ (12)            $ (19)      $ (30)
Deferred                           1             1               (5)           5
--------------------------------------------------------------------------------
                               $ (7)        $ (11)            $ (24)      $ (25)
--------------------------------------------------------------------------------
Recognition of deferred tax
  assets due to changes
  in the Australian tax
  regime                           -            30                 -          30
--------------------------------------------------------------------------------
                                 (7)        $   19              (24)      $    5
--------------------------------------------------------------------------------
Actual effective income tax
  rate, excluding recognition
  of deferred tax assets         13%           73%               18%         45%
--------------------------------------------------------------------------------

The primary reasons why our actual effective income tax rate differs from the 38% Canadian statutory rate are due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions that have different tax rates than the Canadian federal rate.

8 > EARNINGS PER SHARE

--------------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended June 30      Six months ended June 30
($ millions, except shares in millions and per share amounts in dollars)            2005      2004               2005       2004
--------------------------------------------------------------------------------------------------------------------------------
Income available to common stockholders
  Basic                                                                             $ 53      $ 34              $ 113       $ 60
  Effect of dilutive stock options                                                     -         -                  -          -
--------------------------------------------------------------------------------------------------------------------------------
  Diluted                                                                           $ 53      $ 34              $ 113       $ 60
--------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding
  Basic                                                                              535       532                535        533
  Effect of dilutive stock options                                                     1         2                  1          2
--------------------------------------------------------------------------------------------------------------------------------
  Diluted                                                                            536       534                536        535
--------------------------------------------------------------------------------------------------------------------------------
  Earnings per share
    Basic and diluted                                                             $ 0.10    $ 0.06             $ 0.21     $ 0.11
--------------------------------------------------------------------------------------------------------------------------------

9 > SUPPLEMENTAL CASH FLOW INFORMATION

--------------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended June 30      Six months ended June 30
($ millions, except shares in millions and per share amounts in dollars)            2005      2004               2005       2004
--------------------------------------------------------------------------------------------------------------------------------
Income statement items:
  Currency translation (gains) losses                                              $ (1)     $   7               $   2     $   5
  Accretion expense                                                                    5         4                  10         8
  Non-hedge derivative (gains) losses                                                (3)       (6)                 (9)         9
  Current income tax expense                                                           8        12                  19        30
  Revisions to expected cost of AROs at closed mines                                   5         -                   5         -
  Cumulative effect of changes in accounting principles (note 2b)                    (6)         -                 (6)         -
  (Gains) losses on sale of investments                                                -         1                 (9)       (1)
  Gains on sale of assets                                                              -       (1)                 (1)       (3)
Changes in:
  Accounts receivable                                                               (10)       (2)                 (4)       (5)
  Accounts payable                                                                    18        20                  36        20
  Capitalized mining costs                                                             -         2                   -         3
  Taxes recoverable                                                                   24      (11)                   7      (17)
  Other assets and liabilities                                                         4        14                   2        19
Cash payments:
  Asset retirement obligations                                                       (6)       (7)                (14)      (17)
  Current income taxes                                                              (17)      (22)                (29)      (51)
--------------------------------------------------------------------------------------------------------------------------------
Other net operating activities                                                     $  21     $  11               $   9     $   -
--------------------------------------------------------------------------------------------------------------------------------

BARRICK SECOND QUARTER 2005            31          NOTES TO FINANCIAL STATEMENTS

10 > INVENTORIES
---------------------------------------------------------------------------
                                                At June 30,      At Dec.31,
                                                       2005            2004
---------------------------------------------------------------------------
Inventories
  Gold in process and ore in stockpiles              $  495           $ 198
  Mine operating supplies                               107              82
---------------------------------------------------------------------------
                                                        602             280
  Non-current ore in stockpiles(1)                    (266)            (65)
---------------------------------------------------------------------------
                                                     $  336           $ 215
---------------------------------------------------------------------------

(1) Ore that we do not expect to process in the next 12 months is classified in other assets. On adoption of EITF 04-6, amounts totaling $233 million were transferred from capitalized mining costs to ore in stockpiles (see note
     2b).

11 > INVESTMENTS
A   Available-for-sale securities
---------------------------------------------------------------------------
                                At June 30, 2005            At Dec.31, 2004
---------------------------------------------------------------------------
                                           Gains                      Gains
                                Fair    (Losses)             Fair  (Losses)
                               value      in OCI            value    in OCI
---------------------------------------------------------------------------
Securities in an unrealized
gain position
Benefit plans:(1)
  Fixed-income securities       $  1       $   -           $   11     $   -
  Equity securities                3           -               19        10
Strategic investments:
  Equity securities(2)            47          12               24        13
---------------------------------------------------------------------------
                                $ 51       $  12           $   54     $  23
---------------------------------------------------------------------------
Securities in an unrealized
loss position(3)
Strategic investments:
  Equity securities             $  5       $ (2)           $    5     $ (2)
---------------------------------------------------------------------------
                                $ 56       $  10           $   59     $  21
---------------------------------------------------------------------------

(1) Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans. As at June 30, 2005, the majority of the portfolio consisted of cash that is restricted as to its use, which was classified within "other current assets".

(2) Mainly includes an investment in the ordinary shares of Celtic Resources (fair value of $26 million at June 30, 2005).

(3) All securities have been in a continuous unrealized loss position for less than twelve months.

Strategic equity investments in an unrealized loss position include companies that operate in the gold mining industry, and their market share prices are significantly impacted by the price of gold. In evaluating whether these impairments were "other than temporary" we took into consideration the relatively recent decline in value; our positive outlook for the price of gold; the prospective nature of mineral properties held by these companies; and also the relative amount of the unrealized loss at June 30, 2005 compared to the fair value of the investments. We concluded that the impairments were not "other than temporary", and no impairment charges were recorded at June 30, 2005.

Investment in Celtic Resources Holdings PLC ("Celtic")
On January 5, 2005 we completed a subscription for 3,688,191 units of Celtic for $7.562 per unit for a total cost of $28 million. Each unit consisted of one ordinary share of Celtic and one-half of one share purchase warrant. On acquisition we allocated $27 million to the ordinary shares and $1 million to the share purchase warrants. On completion, we held a 9% direct and indirect interest in Celtic's outstanding common shares. On June 1, 2005, the number of warrants held increased under the terms of the subscription agreement by 922,048 warrants to 2,766,143 warrants. Each whole warrant entitles us to acquire one ordinary share of Celtic for $7.562, expiring on December 31, 2007. We determined that the share purchase warrants are derivative instruments as defined by FAS 133. The warrants are classified as non-hedge derivatives in the balance sheet with changes in fair value subsequent to acquisition recorded in earnings. We also entered into the following agreements:

o We have a pre-emptive right to subscribe for up to $75 million of Celtic shares at $7.562 per share.

o Celtic has granted us a right of first refusal on any proposed sale of its direct or indirect interest in Nezhdaninskoye, as well as the right to indirectly purchase 51% of its interest in Nezhdaninskoye for $195 million, exercisable for a period of six months starting if and when Celtic acquires 100% of Nezhdaninskoye.

Celtic has granted us the right to acquire 50% of any interest in any mineral property in Kazakhstan that Celtic acquires for a period of 12 months after any such acquisition for an amount equal to 50% of the cost to Celtic of its interest in the mineral property.

B   Equity Method Investments
---------------------------------------------------------------------------
                                                At June 30,      At Dec.31,
                                                       2005            2004
---------------------------------------------------------------------------
Carrying amount
  Highland Gold Mining PLC                            $ 138            $ 88
  Diamondex Resources Limited                             5               -
---------------------------------------------------------------------------
                                                      $ 143            $ 88
---------------------------------------------------------------------------

Highland Gold Mining PLC ("Highland")
On May 6, 2005, we purchased 11 million common shares of Highland for cash consideration of $50 million, increasing our equity ownership to 20%. Following this increase in ownership we re-evaluated the accounting method for this investment and concluded that the equity method is the most appropriate accounting treatment for this investment. Under the equity method we record our share of income or loss of Highland each period based on our actual ownership interest in each period from fourth quarter 2003, when we first purchased an equity interest in Highland. On transition to equity accounting, US GAAP


BARRICK SECOND QUARTER 2005            32          NOTES TO FINANCIAL STATEMENTS
requires financial statements for prior periods to be revised to reflect the new accounting treatment.

The difference between the cost of our investment in Highland and the underlying net assets of Highland was $94 million at June 30, 2005. We are in the process of determining whether mineralized material at mining properties owned by Highland meets the definition of a reserve for US reporting purposes and also finalizing valuations for the assets and liabilities of Highland to allocate the cost of the purchase, with any residual unallocated amount representing goodwill. Once this process is complete, we will evaluate the need for any revisions to the equity pick up to reflect the results of Highland on a US GAAP basis.

Diamondex Resources Limited ("Diamondex")
On May 18, 2005, we completed a subscription for 7,550,000 units of Diamondex for $5 million. Each unit consists of one ordinary share of Diamondex and one share purchase warrant. On completion, we held an 11% interest in the outstanding common shares of Diamondex (20% assuming exercise of the share purchase warrants). $4 million was allocated to the ordinary shares and $1 million to the share purchase warrants. The share purchase warrants are classified as available-for-sale securities. On July 4, 2005, we purchased an additional 3,561,111 units for $3 million, increasing our ownership to 14% of the outstanding common shares of Diamondex (25% assuming exercise of the share purchase warrants).

12 > PROPERTY, PLANT AND EQUIPMENT

The following assets are not being amortized.

------------------------------------------------------------------------------
                                          Carrying      Carrying      Targeted
                                         amount at     amount at     timing of
                                          June 30,  December 31,    production
                                              2005          2004      start-up
------------------------------------------------------------------------------
Development projects
  Veladero                                  $   486         $ 349         2005
  Cowal                                         246           128         2006
  Pascua-Lama                                   282           243         2009
Buzwagi exploration project                     102           102            -
Nevada Power Plant                               52            18         2005
------------------------------------------------------------------------------
Total                                       $ 1,168         $ 840
------------------------------------------------------------------------------

Capital commitments
In addition to entering into various operational commitments in the normal course of business, we have commitments of approximately $150 million to be paid during 2005 for construction activities at our development projects and for construction of a power plant in Nevada to supply the Goldstrike mine.

13 > FINANCIAL INSTRUMENTS
A   Long-term debt
Interest expense

--------------------------------------------------------------------------
                                        Three months            Six months
                                       ended June 30         ended June 30
--------------------------------------------------------------------------
                                       2005     2004         2005     2004
--------------------------------------------------------------------------
Interest incurred                      $ 31     $ 11         $ 59     $ 23
Less: capitalized                      (30)      (7)         (58)     (11)
--------------------------------------------------------------------------
Interest expense                       $  1     $  4         $  1     $ 12
--------------------------------------------------------------------------

Veladero project financing
In the three months ended June 30, 2005, we drew down $11 million (six months ended June 30, 2005: $35 million) under the $250 million Veladero financing facility, resulting in a total amount of $233 million outstanding under the facility at June 30, 2005.

Peru lease facilities
In the three months ended June 30, 2005, we drew down $25 million (six months ended June 30, 2005: $50 million) under an $80 million build to suit lease facility held by one of our wholly owned subsidiaries, Minera Barrick Misquichilca (MBM). Since the end of the quarter, we have secured an expansion of the facility to a total facility of $110 million. At June 30, 2005, a total of $80 million had been drawn down, which is being used to finance the construction of the leach pad and process facilities at the Lagunas Norte project. In second quarter 2005 MBM finalized a second build to suit lease facility for $20 million, which is being used to finance the extension of the leach pad at the Lagunas Norte project. In the three months ended June 30, 2005, $3 million was drawn down under this second facility.

Peruvian bonds
In second quarter 2005, MBM issued $50 million of debt securities in the Peruvian capital markets. The net proceeds will be used to partially fund the construction of the Lagunas Norte project. The securities bear interest at Libor plus 1.72%, and mature in 2013.

Bulyanhulu project financing
In June 2005, the terms of our Bulyanhulu financing were amended, with the lender having recourse to Barrick going forward in return for a reduction in the credit spread over Libor on the financing, from Libor plus 1.5% to Libor plus 0.35%. The covenants governing the financing have also been simplified. Kahama Mining Corporation Ltd. had a variable-rate recourse amortizing loan for $136 million at June 30, 2005.

Corporate loan facility
In July 2005, we extended our $1 billion Corporate loan facility by two years from April 2008 to April 2010.



BARRICK SECOND QUARTER 2005            33          NOTES TO FINANCIAL STATEMENTS

B   Derivative instruments ("derivatives")
Summary of derivatives at June 30, 2005(1)

----------------------------------------------------------------------------------------------------------------------------
                                                                                Accounting Classification by         Fair
                                         Notional Amount by Term to Maturity           Notional Amount               value
                                        -------------------------------------  --------------------------------  -----------
                                                                                   Cash
                                                           2 to 5                  flow   Fair value     Non-
                                         Within 1 year      years      Total      hedge        hedge    hedge
-----------------------------------------------------------------------------  --------------------------------  -----------

US dollar interest rate contracts
Receive-fixed swaps (millions)                     $ -    $ 1,050    $ 1,050       $ 550      $ 500       $ -        $ (10)
Pay-fixed swaps (millions)                           -        261        261         136          -       125          (21)
-----------------------------------------------------------------------------  --------------------------------  -----------
Net notional position                              $ -    $   789    $   789       $ 414      $ 500   $ (125)        $ (31)
-----------------------------------------------------------------------------  --------------------------------  -----------
Currency contracts
C$:US$ contracts (C$ millions)                  C$ 280     C$ 482     C$ 762      C$ 762      C$  -     C$ -(3)       $  69
A$:US$ contracts (A$ millions)                  A$ 662   A$ 1,457   A$ 2,119    A$ 2,113      A$  -      A$ 6         $ 140
(euro):US$ contracts ((euro) millions)       (euro) 26   (euro) -  (euro) 26   (euro) 26   (euro) -  (euro) -    (euro) (2)
ARS:US$ contracts (ARS millions)                  $ 36       $ 18       $ 54        $ 54        $ -       $ -           $ -
-----------------------------------------------------------------------------  --------------------------------  -----------
Commodity contracts
Fuel contracts (thousands of barrels)(2)           690      1,657      2,347       2,254          -        93          $ 39
Propane contracts (millions of gallons)             17          9         26          26          -         -           $ 2
----------------------------------------------------------------------------------------------------------------------------

(1)  Excludes gold sales contracts (see note 4), gold lease rate swaps (see note
     4) and Celtic share purchase warrants (see note 13b).

(2)  Includes WTI, Mean of Platts Singapore (MOPS) and US Waterborne contracts.

(3) $62 million of non-hedge currency contracts were economically closed out by entering into offsetting positions albeit with differing counterparties.

US dollar interest rate contracts
Cash flow hedges - cash balances
Receive-fixed swaps have been designated against the first $550 million of our cash balances as a hedge of the variability of forecasted interest receipts on the balances caused by changes in Libor.

Cash flow hedges - Bulyanhulu financing
Pay-fixed swaps totaling $136 million have been designated against the Bulyanhulu financing as a hedge of the variability in forecasted interest payments caused by changes in Libor.

Fair value hedges
Receive-fixed swaps totaling $500 million have been designated against the 7 1/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor.

Non-hedge contracts
We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in fixed-price gold sales contracts (see note 4). The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position largely mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.

Currency contracts
Cash flow hedges
Currency contracts totaling C$762 million, A$2,113 million, (euro)26 million and 54 million Argentinean Pesos have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates.

Commodity contracts
Cash flow hedges
Commodity contracts totaling 2,254 thousand barrels of crude oil and 26 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations.

Non-hedge contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Lagunas Norte mine. On completion of regression analysis, we concluded that the contracts do not meet the "highly effective" criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.



BARRICK FIRST QUARTER 2005            34           NOTES TO FINANCIAL STATEMENTS

Non-hedge derivative gains (losses)(1)

--------------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended June 30      Six months ended June 30
($ millions, except shares in millions and per share amounts in dollars)            2005      2004               2005       2004
--------------------------------------------------------------------------------------------------------------------------------
Non-hedge derivatives
  Commodity contracts                                                             $  2       $   3                $ 6     $  (9)
  Currency contracts                                                               (1)        (10)                  1       (10)
  Interest rate contracts                                                            -          12                  1          8
  Share purchase warrants                                                          (1)           -                  -          -
--------------------------------------------------------------------------------------------------------------------------------
                                                                                     -           5                  8       (11)
Hedge ineffectiveness
  Ongoing hedge inefficiency                                                         3           -                  -          -
  Due to changes in timing of hedged items                                           -           1                  1          2
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  $  3       $   6                $ 9     $  (9)
--------------------------------------------------------------------------------------------------------------------------------

(1) Non-hedge derivative gains (losses) are classified as a component of other (income) expense.

Cash Flow Hedge Gains (Losses) in OCI

-------------------------------------------------------------------------------------------------------------------------------
                                          Commodity
                                       price hedges             Currency hedges                  Interest rate hedges
                                       ------------  ---------------------------------------   ----------------------
                                                     Operating    Adminstration      Capital       Cash    Long-term
                                               Fuel      costs            costs expenditures   balances         debt    Total
-------------------------------------------------------------------------------------------------------------------------------
At Dec.31, 2004                                 $ 2      $ 240             $ 33        $ 48         $ 3       $ (25)    $ 301
Effective portion of change in fair
  value of hedging instruments                   35       (20)              (1)           2           6            4       26
Transfers to earnings:
  On recording hedged items in earnings         (4)       (50)              (6)         (2)         (2)            1     (63)
  Hedge ineffectiveness due to changes
    in timing of hedged items                     -          -                -         (1)           -            -      (1)
-------------------------------------------------------------------------------------------------------------------------------
At June 30, 2005                               $ 33      $ 170             $ 26        $ 47         $ 7       $ (20)   $ 263
-------------------------------------------------------------------------------------------------------------------------------
                                                       Cost of                                 Interest     Interest
Hedge gains/losses classified within  Cost of sales      sales   Administration Amortization     income         cost
-------------------------------------------------------------------------------------------------------------------------------
Portion of hedge gain (loss) expected
  to affect earnings in the next
  twelve months(1)                             $ 10       $ 89             $ 13         $ 2         $ 7        $ (2)   $ 119
-------------------------------------------------------------------------------------------------------------------------------

(1)   Based on the fair value of hedge contracts at June 30, 2005.

14 > CAPITAL STOCK
A   Common Shares
In the three month period ended June 30, 2005, we declared and paid dividends in US dollars totaling $0.11 per share (three months ended June 30, 2004: $0.11 per share). During the three month period ended March 31, 2004, we repurchased 4.47 million common shares for $95 million, at an average cost of $21.20 per share. This resulted in a reduction of common share capital by $35 million and a $60 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings.

B   Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. ("BGI"), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At June 30, 2005, 1.4 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2004 - 0.8 million common shares). While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.



BARRICK SECOND QUARTER 2005            35          NOTES TO FINANCIAL STATEMENTS

Summarized financial information for BGI

--------------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended June 30      Six months ended June 30
($ millions, except shares in millions and per share amounts in dollars)            2005      2004               2005       2004
--------------------------------------------------------------------------------------------------------------------------------
Total revenues and other income                                                   $   46    $   60             $   98     $  112
Less: costs and expenses                                                            (19)      (31)               (76)       (84)
--------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                               $   27    $   29             $   22     $   28
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        $   25    $   26             $   20     $   23
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                                At June 30,     At Dec.31,
                                                       2005           2004
-----------------------------------------------------------------------------
Assets
  Current assets                                       $ 85          $  67
  Non-current assets                                     99            119
-----------------------------------------------------------------------------
                                                      $ 184          $ 186
-----------------------------------------------------------------------------
Liabilities and shareholders' equity
  Other current liabilities                              29             24
  Intercompany notes payable                            356            395
  Other long-term liabilities                            35             36
  Deferred income taxes                                  11             20
  Deficit                                             (247)          (289)
-----------------------------------------------------------------------------
                                                      $ 184          $ 186
-----------------------------------------------------------------------------

15 > STOCK-BASED COMPENSATION
We record compensation cost for stock options based on the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price for stock options has equaled the market price of stock at the grant date, resulting in no compensation cost. We provide information in the following table to illustrate the pro forma effect of following an accounting policy of expensing the fair value of stock options.

Stock option expense

--------------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended June 30      Six months ended June 30
($ millions, except shares in millions and per share amounts in dollars)            2005      2004               2005       2004
--------------------------------------------------------------------------------------------------------------------------------
Pro forma effects
Net income, as reported                                                           $   53    $   34             $   113    $   60
Stock-option expense                                                                 (8)       (7)                (15)      (14)
--------------------------------------------------------------------------------------------------------------------------------
Pro forma net income                                                              $   45    $   27              $   98    $   46
--------------------------------------------------------------------------------------------------------------------------------
Net income per share:
As reported(1)                                                                    $ 0.10    $ 0.06              $ 0.21    $ 0.11
Pro forma(1)                                                                      $ 0.08    $ 0.05              $ 0.18    $ 0.09
--------------------------------------------------------------------------------------------------------------------------------

(1)    Basic and diluted.



BARRICK SECOND QUARTER 2005            36          NOTES TO FINANCIAL STATEMENTS

16 > OTHER COMPREHENSIVE INCOME (LOSS) ("OCI")

--------------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended June 30      Six months ended June 30
                                                                                    2005      2004               2005       2004
--------------------------------------------------------------------------------------------------------------------------------
Accumulated OCI at beginning of period
  Cash flow hedge gains, net of tax of $91, $91, $95, $99                         $   199   $  181             $   206    $  189
  Investments, net of tax of $nil, $nil, $nil, $nil                                    15       20                  21        25
  Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil            (146)    (147)               (146)     (147)
  Additional pension liability, net of tax of $nil, $nil, $nil, $nil                 (12)      (7)                (12)       (7)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  $    56   $   47             $    69    $  60
--------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) for the period:
  Changes in fair value of cash flow hedges                                             5    (102)                  26     (84)
  Changes in fair value of investments                                                (5)      (4)                 (2)      (9)
Less: reclassification adjustments for gains/losses recorded in earnings:
  Transfers of cash flow hedge gains to earnings:
    On recording hedged items in earnings                                            (32)     (22)                (63)     (55)
    Hedge ineffectiveness due to changes in timing of hedged items                      -      (1)                 (1)      (2)
  Investments:
    Other than temporary impairment charges                                             -        1                   -        1
    Gains realized on sale                                                              -      (3)                 (9)      (3)
--------------------------------------------------------------------------------------------------------------------------------
Other comprehensive loss, before tax                                                 (32)    (131)                (49)    (152)
Income tax recovery related to OCI                                                      8       42                  12       50
--------------------------------------------------------------------------------------------------------------------------------
Other comprehensive loss, net of tax                                              $  (24)  $  (89)              $ (37)  $ (102)
--------------------------------------------------------------------------------------------------------------------------------
Accumulated OCI at June 30
  Cash flow hedge gains, net of tax of $83, $49, $83, $49                            180        98                  180      98
  Investments, net of tax of $nil, $nil, $nil, $nil                                   10        14                   10      14
  Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil           (146)     (147)                (146)   (147)
  Additional pension liability, net of tax of $nil, $nil, $nil, $nil                (12)       (7)                 (12)     (7)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  $   32   $ (42)               $    32 $  (42)
--------------------------------------------------------------------------------------------------------------------------------

17 > CONTINGENCIES
Bre-X Minerals
In 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., and certain others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On March 31, 2003, the Court denied all of the Plaintiffs' motions to certify the case as a class action. Following the March 31, 2003 denial of the Plaintiffs' motions, the Court received a proposed Trial Plan along with full briefings from the parties with respect to the Plan. On March 31, 2005, the Court treated Plaintiffs' submission as a motion to vacate or change its class certification order of March 31, 2003. The Court denied Plaintiffs' motion because the Plaintiffs did not identify any new legal authority or changed circumstance that justified modification of the prior order. On April 14, 2005, Plaintiffs filed a petition with the Fifth Circuit Court of Appeals requesting permission to file an appeal of the Court order. In May 2005, Plaintiffs' petition was dismissed by the Court of Appeals. The amount of potential loss, if any, which we may incur arising out of the Plaintiffs' claim is not determinable.

Blanchard complaint
On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. ("Blanchard"), and Herbert Davies ("Davies"). The complaint, which is pending in the U.S. District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company ("J.P. Morgan") as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with whom we entered into spot deferred gold sales contracts have manipulated the price of gold, in violation of U.S. anti-trust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard and Davies both allege that they have been injured as a seller of gold due to reduced interest in gold as an investment. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. In September 2003, the Court issued an Order granting in part and denying in part


BARRICK SECOND QUARTER 2005            37          NOTES TO FINANCIAL STATEMENTS

Barrick's motions to dismiss this action. In February 2005, the Court granted Blanchard's motion to amend their complaint to add an allegation of a violation of the Commodity Exchange Act and amend its allegation of Barrick's violation of anti-trust laws. Discovery has commenced in the case and a trial date has been tentatively set for January 2006. We have and will continue to vigorously defend the action.

McKenzie complaint
On September 21, 2004, a putative class action complaint was filed in the U.S. District Court for the Eastern District of Louisiana against Barrick and J.P. Morgan. The plaintiffs, Dr. Gregg McKenzie and others are alleged purchasers of gold and gold derivatives. The complaint alleges violations of the U.S. anti-trust laws and also of the Commodity Exchange Act, based upon the same conduct as alleged in the Blanchard complaint. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan. On December 17, 2004, a second and substantially identical complaint was filed in the same court against the same defendants. We have and will continue to vigorously defend both actions.

Wagner complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick's projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The Plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004, Barrick filed a motion to dismiss the complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick's motion to dismiss the action. The Plaintiffs filed a Second Amended Complaint on October 20, 2004. The Plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss the Third Amended Complaint. On July 5, 2005, the Plaintiffs filed their opposition to Barrick's motion to dismiss. We have and will continue to vigorously defend the action.

Wilcox complaint
On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California ("Homestake California") and Homestake Mining Company ("Homestake") were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. A motion to dismiss the claim was filed with the Court, but the Court has not yet ruled on the motion. We have and will continue to vigorously defend the action.



BARRICK SECOND QUARTER 2005            38          NOTES TO FINANCIAL STATEMENTS

Mine Statistics

                                                                     UNITED STATES
                                  -------------------------------------------------------------------------------
                                          Open Pit           Underground        Goldstrike Total   Round Mountain
 Three months ended June 30.           2005     2004         2005    2004        2005      2004     2005    2004
 ---------------------------------------------------       --------------      -----------------   --------------
 Tons mined (thousands)              33,554   35,748          383     397      33,937    36,145    4,104   5,296
 Tons processed (thousands)           2,563    2,751          406     391       2,969     3,142    8,755   9,540
 Average grade (ounces per ton)       0.121    0.145        0.367   0.383       0.155     0.174    0.013   0.015
 Recovery rate (percent)              82.8%    84.1%        89.7%   89.0%       85.1%     84.6%      n/a     n/a
 ---------------------------------------------------       --------------      -----------------   --------------
 Production (thousands of ounces)       257      334          134     133         391       467       99      99

 Production costs per ounce
   Cash operating costs               $ 282    $ 236        $ 263   $ 243       $ 275     $ 238    $ 180    $184
   Royalties and production taxes        11       16           26      19          16        17       34      30
   Accretion expense                      2        2            -       -           2         1        4       4
 ---------------------------------------------------       --------------      -----------------   --------------
   Total cash costs(1)                  295      254          289     262         293       256      218     218
   Amortization                          75       60          111     134          87        81       42      56
 ---------------------------------------------------       --------------      -----------------   --------------
 Total production costs               $ 370     $314        $ 400   $ 396       $ 380     $ 337    $ 260   $ 274
 ---------------------------------------------------       --------------      -----------------   --------------
 Capital expenditures (USS millions)  $  34     $ 14        $   6   $   6       $  40     $  20    $   1   $   2
----------------------------------------------------       --------------      -----------------   --------------



 Six months ended June 30,             2005     2004         2005    2004        2005      2004     2005    2004
 ---------------------------------------------------       --------------      -----------------   --------------
 Tons mined (thousands)              65,966   69,834          765     835      66,731    70,669    8,601  10,082
 Tons processed (thousands)           4,892    5,412          795     843       5,687     6,255   17,851  19,149
 Average grade (ounces per ton)       0.134    0.144        0.389   0.383       0.170     0.177    0.014   0.015
 Recovery rate (percent)              83.0%    83.4%        90.3%   89.0%       85.3%     84.2%      n/a     n/a
 ---------------------------------------------------       --------------      -----------------   --------------
 Production (thousands of ounces)       544      652          279     287         823       939      193     192

 Production costs per ounce
   Cash operating costs               $ 267    $ 242        $ 263   $ 236       $ 265     $ 240    $ 192    $180
   Royalties and production taxes        12       17           25      21          17        18       34      32
   Accretion expense                      2        2            -       1           2         2        5       3
 ---------------------------------------------------       --------------      -----------------   --------------
   Total cash costs(1)                  281      261          288     258         284       260      231     215
   Amortization                          70       61          115     127          84        81       43      57
 ---------------------------------------------------       --------------      -----------------   --------------
 Total production costs               $ 351    $ 322        $ 403   $ 385       $ 368     $ 341    $ 274    $272
 ---------------------------------------------------       --------------      -----------------   --------------
 Capital expenditures (US$
   millions)                          $  45    $  17        $  15   $  12       $  60     $  29    $   1    $  2
 ---------------------------------------------------       --------------      -----------------   --------------



(1) Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.



BARRICK SECOND QUARTER 2005            39                        MINE STATISTICS

Mine Statistics

                                                                AUSTRALIA
                               -----------------------------------------------------------------------
                                      Plutonic           Darlot            Lawlers        Kalgoorlie
Three months ended June 30,         2005    2004     2005     2004     2005     2004     2005     2004
------------------------------------------------    --------------   ---------------   ---------------
Tons mined (thousands)               734   2,973     198      226       181    1,617   11,288   11,615
Tons processed (thousands)           520     710     226      202       218      212    1,897    1,883
Average grade (ounces per ton)     0.138   0.130   0.130    0.184     0.141    0.129    0.069    0.066
Recovery rate (percent)             88.9%   88.5%   95.8%    96.7%     96.5%    96.6%    85.2%    85.2%
------------------------------------------------   ---------------  ----------------  ----------------
Production (thousands of ounces)      64      75      28       36        30       26      112      103

Production costs per ounce
  Cash operating costs             $ 264   $ 222   $ 322    $ 189     $ 276    $ 245    $ 202    $ 228
  Royalties and production taxes      12       9       9        8         9        8       10        9
  Accretion expense                    -       -       -        -         -        -        2        2
------------------------------------------------   ---------------  ----------------  ----------------
  Total cash costs(1)                276     231     331      197       285      253      214      239
  Amortization                        35      33      69       55        56       58       52       45
------------------------------------------------   ---------------  ----------------  ----------------
Total production costs             $ 311   $ 264   $ 400    $ 252     $ 341    $ 311    $ 266    $ 284
------------------------------------------------   ---------------  ----------------  ----------------
Capital expenditures (US$ millions)$   4   $   6   $   3    $   3     $   1    $   1    $   1    $   3
------------------------------------------------   ---------------  ----------------  ----------------


Six months ended June 30,           2005    2004     2005     2004     2005     2004     2005     2004
------------------------------------------------   ---------------   ---------------  ----------------
Tons mined (thousands)             2,934   5,928     382      438       358    2,211   21,685   23,479
Tons processed (thousands)         1,161   1,404     399      420       430      420    3,728    3,433
Average grade (ounces per ton)     0.130   0.126   0.145    0.172     0.146    0.130    0.073    0.069
Recovery rate (percent)             89.1%   89.7%   95.7%    97.0%     96.2%    96.8%    87.1%    86.2%
------------------------------------------------   ---------------   ---------------  ----------------
Production (thousands of ounces)     134     158      55       70        61       53      237      205


Production costs per ounce
  Cash operating costs             $ 248   $ 203   $ 283    $ 195     $ 269    $ 237    $ 201    $ 222
  Royalties and production taxes      11       8       8        8         8        7       10        8
  Accretion expense                    -       -       1        -         1        -        2        1
------------------------------------------------   ---------------   ---------------  ----------------
  Total cash costs(1)                259     211     292      203       278      244      213      231
  Amortization                        33      32      68       52        53       51       46       42
------------------------------------------------   ---------------   ---------------  ----------------
Total production costs             $ 292   $ 243   $ 360    $ 255     $ 331    $ 295    $ 259    $ 273
------------------------------------------------   ---------------   ---------------  ----------------
Capital expenditures (US$ millions)$   7   $   8   $   5    $   5     $   3    $   2    $   3    $   5
------------------------------------------------------------------------------------------------------

(1) Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.



BARRICK SECOND QUARTER 2005            40                        MINE STATISTICS

Mine Statistics

                                                      CANADA
                               -------------------------------------------------------
                                      Hemlo          Eskay Creek       Holt-McDermott
Three months ended June 30,         2005    2004     2005     2004     2005     2004
-------------------------------------------------  ---------------   -----------------
Tons mined (thousands)             1,237   1,239       55      67        -       135
Tons processed (thousands)           491     515       56      72        -       152
Average grade (ounces per ton)     0.012   0.137    0.990   1.359        -     0.146
Recovery rate (percent)            93.9%   94.5%    90.9%   93.6%        -     93.1%
-------------------------------------------------  ---------------   -----------------
Production (thousands of ounces)      59      67       51      91        -        20

Production costs per ounce
  Cash operating costs             $ 286   $ 228     $ 32    $ 64      $ -     $ 202
  Royalties and production taxes      10       9        7       4        -         -
  Accretion expense                    1       1        3       -        -         2
-------------------------------------------------  ---------------   -----------------
  Total cash costs(1)                297     238       42      68        -       204
  Amortization                        59      50      137     132        -       120
-------------------------------------------------  ---------------   -----------------
Total production costs             $ 356   $ 288    $ 179   $ 200      $ -     $ 324
-------------------------------------------------  ---------------   -----------------
Capital expenditures (US$ millions)$   1   $   2    $   -   $   3      $ -     $   -
-------------------------------------------------  ---------------   -----------------



Six months ended June 30,           2005    2004     2005    2004     2005      2004
-------------------------------------------------  ---------------   -----------------
Tons mined (thousands)             2,369   2,361      111     132        -       274
Tons processed (thousands)           983     992      113     132        -       287
Average grade (ounces per ton)     0.123   0.137    1.025   1.262        -     0.148
Recovery rate (percent)            93.8%   94.3%    91.1%   93.4%        -     92.9%
-------------------------------------------------  ---------------   -----------------
Production (thousands of ounces)     121     128      106     156        -        39

Production costs per ounce
  Cash operating costs             $ 269   $ 222     $ 43    $ 26      $ -     $ 223
  Royalties and production taxes      11       9        6       5        -         -
  Accretion expense                    -       2        3       1        -         1
-------------------------------------------------  ---------------   -----------------
  Total cash costs(1)                280     233       52      32        -       224
  Amortization                        57      45      126     151        -       134
-------------------------------------------------  ---------------   -----------------
Total production costs             $ 337   $ 278    $ 178   $ 183      $ -     $ 358
-------------------------------------------------  ---------------   -----------------
Capital expenditures (US$ millions)$   3   $   3    $   1   $   4      $ -     $   -
-------------------------------------------------  ---------------   -----------------


(1) Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.



BARRICK SECOND QUARTER 2005            41                        MINE STATISTICS

Mine Statistics

                                                           PERU                          TANZANIA
                                                ----------------------------    -------------------------------
                                                  Pierina      Lagunas Norte      Bulyanhulu       Tulawaka
Three months ended June 30,                     2005    2004    2005   2004      2005    2004     2005   2004
-------------------------------------------------------------  -------------    -------------     -------------
Tons mined (thousands)                         11,788  10,312  2,086      -       273     284     1,673     -
Tons processed (thousands)                      4,159   3,889  1,456      -       274     294        96     -
Average grade (ounces per ton)                  0.043   0.034  0.083      -     0.342   0.373     0.241     -
Recovery rate (percent)                             -       -      -      -     89.1%   88.5%         -     -
-------------------------------------------------------------  -------------    -------------     -------------
Production (thousands of ounces)                  155     186     41      -        84      97        22     -

Production costs per ounce
  Cash operating costs                          $ 134   $ 104  $ 104   $  -     $ 350   $ 240     $ 238   $ -
  Royalties and production taxes                    -       -     12      -        20      13        28     -
  Accretion expense                                 7       5      -      -         2      91         1     -
-------------------------------------------------------------  -------------    -------------     -------------
  Total cash costs(1)                             141     109    116      -       372     344       267     -
  Amortization                                    115     165     51      -       109     103       150     -
-------------------------------------------------------------  -------------    -------------     -------------
Total production costs                          $ 256   $ 274  $ 167   $  -     $ 481   $ 447     $ 417   $ -
-------------------------------------------------------------  -------------    -------------     -------------
Capital expenditures (US$ millions)             $   2   $   -  $  47   $ 26     $   2   $  10     $   3   $12
-------------------------------------------------------------  -------------    -------------     -------------



Six months ended June 30,                        2005    2004   2005   2004      2005    2004      2005  2004
-------------------------------------------------------------  --------------   -------------     -------------
Tons mined (thousands)                         23,162  20,635  2,086      -       501     568     2,589     -
Tons processed (thousands)                      8,176   7,927  1,456      -       518     566       120     -
Average grade (ounces per ton)                  0.035   0.042  0.083      -     0.341   0.356     0.237     -
Recovery rate (percent)                             -       -      -      -     88.8%   88.4%     96.1%     -
-------------------------------------------------------------  --------------   -------------     -------------
Production (thousands of ounces)                  301     419     41      -       157     178        27     -

Production costs per ounce
  Cash operating costs                          $ 123    $ 91  $ 104    $ -     $ 347   $ 251     $ 238   $ -
  Royalties and production taxes                    -       -     12      -        14      13        28     -
  Accretion expense                                 8       5      -      -         2      47         1     -
-------------------------------------------------------------  --------------   -------------     -------------
  Total cash costs(1)                             131      96    116      -       363     311       267     -
  Amortization                                    115     165     51      -       118     104       151     -
-------------------------------------------------------------  --------------   -------------     -------------
Total production costs                          $ 246   $ 261  $ 167    $ -     $ 481   $ 415     $ 418   $ -
-------------------------------------------------------------  --------------   -------------     -------------
Capital expenditures (US$ millions)             $   5   $   2  $ 100    $32     $  16   $  18     $   8   $15
-------------------------------------------------------------  --------------   -------------     -------------



(1) Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.



BARRICK SECOND QUARTER 2005            42                        MINE STATISTICS

CORPORATE OFFICE                                                TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation                                        CIBC Mellon Trust Company
BCE Place, Canada Trust Tower, Suite 3700                       P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212                                    Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1                                         Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727                         Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415       Fax: (416) 643-5501
Email: investor@barrick.com                                     Email: inquiries@cibcmellon.ca
Website: www.barrick.com                                        Website: www.cibcmellon.com

SHARES LISTED                                                   Mellon Investor Services L.L.C.
ABX - The Toronto Stock Exchange                                85 Challenger Road, Overpeck Center
      The New York Stock Exchange                               Ridgefield Park, New Jersey 07660
      The Swiss Stock Exchange                                  Tel: (201) 329-8660
      La Bourse de Paris                                        Toll-free within the United States:
BGD - The London Stock Exchange                                 1-800-589-9836
                                                                Website: www.mellon-investor.com
INVESTOR CONTACT
James Mavor                                                     MEDIA CONTACT
Vice President, Investor Relations                              Vincent Borg
Tel: (416) 307-7463                                             Vice President, Corporate Communications
Email: jmavor@barrick.com                                       Tel: (416) 307-7477
                                                                Email: vborg@barrick.com





FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Second Quarter Report 2005, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Second Quarter Report 2005 are qualified by these cautionary statements. Specific reference is made to Barrick's most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
        We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.